Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-180049

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated November 10, 2014

PROSPECTUS    SUPPLEMENT

(To prospectus dated March 28, 2012)

1,722,270 Shares

Alamo Group Inc.

Common Stock

The selling stockholders are selling 1,722,270 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our shares trade on the New York Stock Exchange under the symbol “ALG.” On November 7, 2014, the last sale price of the shares as reported on the New York Stock Exchange was $48.50 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 258,340 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

Joint Book-Running Managers

BofA Merrill Lynch	Evercore ISI	Piper Jaffray

The date of this prospectus supplement is                     , 2014.

Prospectus Supplement

Prospectus

We, the selling stockholders and the underwriters have not authorized any person to provide you with any information or to make any representation that is different from, or in addition to, the information and representations contained in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or in any of the documents that are incorporated by reference herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference herein or therein, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the prospectus, dated March 28, 2012, which describes more general information, some of which may not apply to the offering.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement will supersede such information. In addition, any statement in a filing we make with the Securities and Exchange Commission that adds to, updates or changes information contained in an earlier filing we made with the Securities and Exchange Commission shall be deemed to modify and supersede such information in the earlier filing.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information By Reference” in this prospectus supplement.

Unless the context otherwise requires, references in this prospectus supplement to “we,” “our,” “us,” “the Company,” “the registrant” and “Alamo Group” refer to Alamo Group Inc. and its direct and indirect subsidiaries on a consolidated basis. Unless otherwise indicated or unless the context requires otherwise, references in this prospectus supplement to the “selling stockholders” refer to any person specifically identified in the table set forth under the caption “Selling Stockholders” in this prospectus supplement.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because this is a summary, it does not contain all of the information you should consider before investing in our common stock. Before deciding to purchase our common stock, you should read this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” and “Forward-Looking Information” sections and our consolidated financial statements and the related notes included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus.

Overview

We are a leader in the design and manufacture of quality agricultural and infrastructure maintenance equipment for governmental and industrial use. We manufacture a wide range of products, including tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, vacuum trucks, snow removal equipment, pothole patchers, zero turn radius mowers, agricultural implements and related aftermarket parts. We emphasize high quality, cost-effective products for our customers and strive to develop and market innovative products while constantly monitoring and seeking to contain our manufacturing and overhead costs. We believe that we are a leading supplier within the U.S. and Canada to governmental markets, a leading supplier in the U.S. agricultural market, and one of the largest suppliers in the European market for our niche product offerings. For the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013, we had total net sales of $610.8 million, $511.2 million and $676.8 million, respectively, and net income of $29.8 million, $30.1 million and $36.1 million, respectively.

We have a long-standing strategy of supplementing our organic growth through acquisitions of businesses or product lines that are either competitive with, or complementary to, our existing product range or provide international growth opportunities in similar markets. Our goal is to focus on niche markets and products where we believe we are, or have the ability to become, a major player within the niche. In addition, we constantly aim to improve our operating efficiencies to increase productivity, reduce costs, rationalize capacity and leverage economies of scale. As of September 30, 2014, we had approximately 3,100 employees and operated 24 plants in North America, Western Europe and Australia. We sell our products primarily through a network of over 6,100 independent dealers and distributors to governmental end-users, related independent contractors, as well as to the agricultural and commercial turf markets. The primary markets for our products are North America, Western Europe and Australia.

We have three reporting divisions: North American Industrial, North American Agricultural and European. These accounted for the following percentages of our total net sales during each of the indicated periods:

Division	Nine Months Ending September 30,		Twelve Months Ending December 31,
	2014	2013	2013
North American Industrial	51%	43%	44%
North American Agricultural	26%	33%	32%
European	23%	24%	24%

Total	100%	100%	100%

The North American Industrial Division produces equipment for maintenance on and around highways, airports, military installations, recreational areas, commercial landscape and other specialty markets, and includes tractor mounted mowers, street sweeping equipment, excavators, vacuum trucks, snow removal equipment and related replacement parts. This equipment is sold directly by us and through approximately 700 dealers to state, county and local authorities and other governmental agencies in the United States and internationally, contractors and other specialty markets under the Alamo Industrial®, Terrain King®, Tiger®, Schwarze®, Nite-Hawk®, Gradall®, VacAll®, Henke®, Tenco®, Super Products®, Wausau-Everest™, and other brand names. For the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013, the North American Industrial Division had net sales of $308.3 million, $218.9 million and $296.6 million, respectively.

Our North American Agricultural Division produces equipment to clear brush, maintain pastures and unused farmland, shred crop stubble and for hay-making, tillage, rock removal and general farm operations, including tractor powered mowers, tillage implements, posthole diggers, scraper blades, rock pickers, front-end loaders and backhoes, snow blowers, zero turn radius mowers, hay rakes and tedders, other agricultural implements, related replacement parts and other agricultural aftermarket wear and spare parts. This equipment is sold primarily through approximately 3,300 dealers, distributors and other original equipment manufacturers (“OEMs”) to farmers, ranchers, mowing contractors, hobby farmers and other specialty markets under the Bush Hog®, Rhino®, Earthmaster®, Schulte®, Herschel®, Valu-Bilt®, Superior®, Fieldquip® and other brand names. For the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013, the North American Agricultural Division had net sales of $160.1 million, $168.0 million and $215.3 million, respectively.

Our European Division produces hedge and grass cutters, front-end loaders and backhoes, tractor powered mowers, cultivators, other agricultural implements, vacuum trucks, jetting systems, trenchers and related replacement parts. This equipment is sold direct and through approximately 2,100 dealers and distributors to agricultural markets, governmental agencies, contractors and other specialty markets under the Bomford®, McConnel®, Twose™, Spearhead™, Rousseau™, SMA®, Faucheux™, Forges Gorce™, Rivard®, Kellands® and other brand names. For the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013, the European Division had net sales of $142.3 million, $124.3 million and $164.9 million, respectively.

Each of our divisions derives a significant portion of its net sales from sales of replacement parts for each of its products lines, which sales are generally more profitable and less cyclical than the sale of new products. Replacement parts represented approximately 22%, 23% and 24% of the Company’s total net sales for the years ended December 31, 2013, 2012 and 2011, respectively. The percentage decrease is primarily due to the higher growth in whole good equipment sales, not to a decrease in replacement part sales.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and position us as a leader in the manufacture of quality agricultural equipment and infrastructure maintenance equipment for governmental and industrial use:

Strong market position with leading brands in niche markets. We are a leader in the manufacture of recognized brands of quality agricultural and infrastructure maintenance equipment across each of our operating segments. We focus on niche markets where we have, or believe we have the ability to obtain, meaningful market share positions. Generally our focus is on products in markets that exhibit good stability throughout economic cycles, such as infrastructure maintenance equipment for governmental entities. We believe we have been successful in these niche markets as a result of our quality equipment, strong brand recognition, established reputation, strong distribution network and broad customer base. Within the product segments in which we compete, we are a leading supplier to governmental and agricultural markets in North America and Western Europe and to a lesser extent throughout the world.

Comprehensive and complementary product offerings. We offer a wide range of brands and products which enable us to serve the diverse needs of our broad customer base. For instance, we serve a variety of governmental end users, including cities, counties, states, as well as other entities, such as airport authorities and contractors in the U.S. and internationally. In agriculture, our diverse product offering allows us to meet the needs of a wide range of end users from large commercial operations to small hobby farms, as well as a variety of types of farms including those focused on row crops, livestock, orchards or nearly any with acreage to maintain. In addition, we sell replacement spare parts and wear parts as part of a comprehensive offering to our customers throughout the lifecycle of our products. We believe this commitment to aftermarket parts supports and promotes the sale of new equipment. The sale of aftermarket parts is generally more profitable and less cyclical than the sale of new products. Also, as a result of our acquisition strategy we have collected a range of recognized brands and products that in many cases compete with each other. As part of our strategy, we have a practice of selling our multi branded products through separate, independent distribution networks that compete against each other as well as third parties in order to provide broader access to the end users. This strategy has allowed us to increase distribution for our products as well as increase our share in the niche markets we serve.

Stable end markets. The markets for our range of products for both agricultural and governmental end users have exhibited a high degree of stability across economic cycles. In the governmental sector our equipment is used in infrastructure maintenance which tends to be performed at a more consistent level then building new infrastructure. In addition, equipment such as ours tends to be highly utilized which results in a regular replacement cycle. In the agricultural sector, demand for equipment such as ours is typically more stable and less subject to changes in farm incomes than are higher priced items. Additionally, our types of equipment are used by a wide variety of farms and ranches, both big and small, which reduces our exposure to fluctuations in individual commodities. As a result of the diversity of our product lines and end users, combined with our multi brand strategy, we seldom have any customer that comprises more than one percent of our total net sales in any one calendar year. In addition, our sale of aftermarket parts provides a historically stable revenue stream as customers must maintain the equipment to ensure the equipment provides continual operational performance over its economic life.

Established and expansive distribution network with long-standing relationships. We maintain longstanding and close relationships with our network of over 6,100 independent dealers and distributors. Our expansive dealer and distributor network is active throughout our primary markets of North America, Western Europe, Australia and to a lesser extent throughout the world. Our extensive product and customer base encourages our dealers and distributors to continue to sell and service our products, while providing us with opportunities to increase recurring revenue through sales of replacement parts and services. Additionally, our distribution networks have fostered long-standing relationships with our governmental, agricultural and industrial customers to understand their current and future needs.

Demonstrated ability to acquire and integrate acquisitions. We have a demonstrated ability to successfully identify, acquire and integrate businesses or product lines and have completed 14 such acquisitions in the last ten years alone. These acquisitions have allowed us to increase market share in our core products and to expand into new, complementary products and broaden our geographic coverage. For example, our acquisition in 2014 of the Super Products® and Wausau-Everest™ businesses provided products that complement and expand our existing range of VacAll® vacuum trucks and Henke® and Tenco® snow removal equipment. Our acquisitions have also allowed us to broaden our product offerings, such as our acquisition of the Kellands® self-propelled sprayer products in 2014, which are complementary to our existing lines of agricultural products. Finally, our acquisitions have allowed us to expand our geographic reach, such as our expansion in Australia through the recent acquisitions of Superior® and Fieldquip®.

Strong financial profile. As of September 30, 2014, we had cash on hand of approximately $39 million and $59 million in availability under our $250 million revolving credit facility, with the ability to increase the capacity of such facility to $300 million, subject to lender approval. Our cash position and low leverage provides us with the financial flexibility to pursue strategic acquisitions that complement, command, or have the potential to achieve a meaningful share of their niche markets.

Experienced management team. We have a strong management team that has extensive experience with our Company and in industrial manufacturing in general. Together our President and Chief Operating Officer, Ron Robinson, our Executive Vice President and Chief Financial Officer, Dan Malone and our Vice President, Secretary and Treasurer, Bob George have in aggregate over 49 years tenure with Alamo Group.

Our Strategy

Our objective is to enhance our position as a global leader in the manufacture of quality agricultural equipment and infrastructure maintenance equipment through the following growth strategies:

Consistent operational improvement. We focus on continuous improvement of operating efficiencies to increase productivity, reduce costs, rationalize capacity and leverage economies of scale. We seek operational improvements through: the development of a global manufacturing presence in close proximity to our major markets to reduce lead times and inventory; capital investments focused on cost reduction and process automation to provide us better control over costs, quality, on time deliveries and safety; sourcing raw materials and components through global group purchasing to leverage our scale; and manufacturing consolidation that will result in fewer, bigger plants that will provide value added benefits to our results that are further enhanced by growing economies of scale. We believe our continuous operational improvements will enable us to realize higher margins, increase earnings, improve return on investment and enhance our ability to execute our acquisition strategy.

Organic growth. We aim to grow organically at rates exceeding core market growth rates through product development, geographic expansion, cross-selling opportunities, strength of our network of independent dealers and distributors and pricing leadership. To this end, we have introduced a steady stream of new and improved products each year and expect to continue to improve and expand our existing product offerings through investment and product development.

Strategic and disciplined acquisitions. Our strategy is to acquire businesses or product lines that command or have potential to be major players in their niche markets and are complementary to our existing range of products and markets. We have focused, and expect to continue to focus in the future, on acquisitions that: consolidate similar products in our existing markets; add to our portfolio new products that are complementary to the markets and customers that we currently serve; and provide geographic expansion into new markets through products similar to those we currently offer. We have completed 14 such acquisitions since 2004, and we will continue to pursue such opportunistic acquisitions of businesses or products lines going forward. We believe we apply a disciplined approach to selecting acquisition targets; for example, we generally avoid from consideration acquisitions that we do not believe will be accretive to earnings within a reasonable period of time.

Corporate Information

We are incorporated in Delaware. Our principal executive office is located at 1627 East Walnut, Seguin, Texas 78155 and our telephone number is (830) 379-1480. Our website is www.alamo-group.com. The information on, or that can be accessed through, our website is not incorporated by reference in this prospectus supplement and you should not consider it to be part of this prospectus supplement.

THE OFFERING

Common stock offered by the selling stockholders	1,722,270 shares

Common stock to be outstanding immediately before and after this offering	11,310,693 shares

Selling stockholders	Capital Southwest Corporation (170,300 shares) and Capital Southwest Venture Corporation (1,551,970 shares)

Option to purchase additional shares	The selling stockholders have granted an option to the underwriters to purchase up to an additional 258,340 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days of this prospectus supplement.

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	ALG

Unless otherwise indicated, all information in this prospectus supplement and the accompanying prospectus relating to the number of shares of common stock to be outstanding immediately after this offering is based on the number of shares of common stock outstanding as of October 31, 2014 and excludes:

•	446,743 shares of common stock issuable upon vesting and exercise of stock options outstanding as of October 31, 2014 at a weighted average exercise price of $30.76 per share; and

•	294,676 shares of common stock reserved for future issuance under the Company’s incentive plans.

SELECTED SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary consolidated financial information. You should read the summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in this prospectus supplement or otherwise incorporated herein by reference. Our summary consolidated financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from our audited financial statements incorporated by reference in this prospectus supplement. Our selected consolidated financial data as of December 31, 2011 has been derived from our audited financial statements not otherwise included or incorporated by reference in this prospectus supplement. Our unaudited consolidated financial data as of and for the nine months ended September 30, 2013 and 2014 has been derived from our unaudited financial statements incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of results for any future period. In addition, results for the nine-month period ended September 30, 2014 may not be indicative of the results that may be expected for the full fiscal year.

	Nine Months Ended September 30, (1)		Fiscal Year Ended December 31, (1)
(in thousands, except per share amounts)	2014	2013	2013	2012	2011
Operations:
Net sales by division:
North American
Industrial	$308,348	$218,863	$296,617	$263,353	$229,594
Agricultural	160,144	168,048	215,340	200,467	203,993
European	142,286	124,320	164,879	164,582	170,006

Total net sales	$610,778	$511,231	$676,836	$628,402	$603,593
Gross profit	140,856	122,159	158,510	143,512	135,085
Income from operations	46,953	42,626	50,737	45,349	49,456
Income before income taxes	45,358	43,048	51,388	43,446	48,129
Net income	$29,800	$30,070	$36,094	$28,903	$32,687
Net income as percent of sales	4.9%	5.9%	5.3%	4.6%	5.4%
Earnings per share:
Basic	$2.47	$2.50	$3.00	$2.43	$2.76
Diluted	2.43	2.47	2.96	2.40	2.73
Dividends per share	$0.21	$0.21	$0.28	$0.24	$0.24
Average common shares:
Basic	12,077	12,040	12,050	11,899	11,848
Diluted	12,251	12,196	12,212	12,058	11,966

(1)	Includes the results of operations of companies acquired from the effective dates of acquisitions.

	September 30,		December 31,
Financial Position as of:	2014	2013	2013	2012	2011
Total assets	$654,340	$449,644	$438,476	$404,339	$381,665
Short-term debt and current maturities	852	499	420	588	1,190
Long-term debt, excluding current maturities	190,005	90	8	118	8,621
Total stockholders’ equity	$337,464	$340,199	$350,465	$310,286	$277,276

RISK FACTORS

Investing in our securities involves risks. Before making a decision to invest in our common stock, you should carefully consider the risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein, including the risk factors set forth under “Risk Factors” in our most recent Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the period ended June 30, 2014 incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Deterioration of industry conditions could harm our business, results of operations and financial condition.

Our business depends to a large extent upon the prospects for the mowing, infrastructure maintenance and agricultural markets in general. Future prospects of the industry depend largely on factors outside of our control. Any of those factors could adversely impact demand for our products, which could adversely impact our business, results of operations and financial condition. These factors include the following:

•	weakness in worldwide economy;

•	the price and availability of raw materials, purchased components and energy;

•	budget constraints and revenue shortfalls for our governmental customers;

•	changes in domestic and foreign governmental policies and laws, including increased levels of governmental regulation;

•	the levels of interest rates;

•	the value of the U.S. dollar relative to the foreign currencies in countries where we sell and/or manufacture our products;

•	impact of tighter credit markets on the Company, its dealers and end-users;

•	impairment in the carrying value of goodwill; and

•	increase in unfunded pension plan liability due to financial market deterioration.

In addition, our business is susceptible to a number of factors that specifically affect agricultural customer spending patterns, including the following:

•	animal disease outbreaks, epidemics and crop pests;

•	weather conditions, such as droughts, floods and snowstorms;

•	changes in farm incomes;

•	livestock and agricultural commodity prices;

•	changes in governmental agricultural policies worldwide;

•	the level of worldwide farm output and demand for farm products; and

•	limits on agricultural imports/exports.

A downturn in general economic conditions and outlook in the United States and around the world could adversely affect our net sales and earnings.

The strength and profitability of our business depends on the overall demand for our products and upon economic conditions and outlook, including but not limited to economic growth rates; consumer spending levels; financing availability, pricing and terms for our dealers and end-users; employment rates; interest rates; inflation; consumer confidence and general economic and political conditions and expectations in the United States and the other economies in which we conduct business. Slow or negative growth rates, inflationary pressures, higher commodity costs and energy prices, reduced credit availability or unfavorable credit terms for our dealers and end-user customers, increased unemployment rates, and continued recessionary economic conditions and outlook could cause consumers to continue to reduce spending, which may cause them to delay or forgo purchases of our products and could have an adverse effect on our net sales and earnings.

We depend on governmental sales and a decrease in such sales could adversely affect our business, results of operations and financial condition.

A substantial portion of our revenues is derived from sales to federal, state and local governmental entities and related contractors both in the U.S. and in other countries in which we sell our products. These sales depend primarily on the levels of budgeted and appropriated expenditures for highway, airport, roadside and parks maintenance by various governmental entities and are affected by changes in local and national economic conditions.

Our dependence on, and the price and availability of, raw materials as well as purchased components may adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in market prices for raw materials such as steel and energy. In addition, although most of the raw materials and purchase components we use are commercially available from a number of sources, we could experience disruptions in the availability of such materials. If we are unable to purchase materials we require or are unable to pass on price increases to our customers or otherwise reduce our cost of goods sold, our business, results of operations and financial condition may be adversely affected. In addition, higher energy costs may negatively affect spending by farmers, including their purchases of our products.

Impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and net worth.

The Company estimates the fair value of its reporting units using a discounted cash flow analysis. This analysis requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. The Company also utilizes market valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses. As of September 30, 2014, goodwill was $71,996,000, which represents 11% of total assets.

The Company recognized no goodwill impairment in 2013 or for the first nine months of 2014. The Company recognized goodwill impairment at one of its French operations, Faucheux, of $656,000 in 2012 and two of its French operations, SMA and Rousseau, of $1,898,000 in 2011. The primary reason for the goodwill impairment in 2012 and 2011 was the general economic downturn that continues to affect the Company’s European operations. This caused the Company to revise its expectations about future revenue, which is a significant factor in the discounted cash flow analysis used to estimate the fair value of the Company’s reporting units. During the 2013 impairment analysis review, we performed a sensitivity analysis for goodwill impairment with respect to each of our reporting units and determined that a hypothetical 15% decline in the fair value of each reporting unit as of December 31, 2013 would not result in an impairment of goodwill for any of the reporting units. During the 2012 impairment analysis review, it was noted that even though the Schwarze and Rivard reporting unite fair value was above carrying value, it was not materially different. On December 31, 2013, there was approximately $6.9 million and $12.3 million of goodwill related to the Schwarze and Rivard reporting units, respectively. These reporting units would be most likely affected by changes in the Company’s assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit’s future growth rates, discount rates, etc.

We are significantly dependent on information technology.

We rely on information technology networks and systems, including the Internet, to process, transmit, and store electronic and financial information, to manage a variety of business processes and activities, and to comply with regulatory, legal, and tax requirements. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers. These information technology systems, some of which are provided and maintained by third parties, may be susceptible to damage, disruptions, or shutdowns due to hardware failures, computer viruses, hacker attacks, telecommunication failures, user errors, catastrophic events or other factors. If our information technology systems suffer severe damage, disruption, or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience business disruptions, transaction errors, processing inefficiencies, and the loss of customers and sales, causing our product sales, financial condition, and operating results to be adversely affected and the reporting of our financial results to be delayed.

In addition, if we are unable to prevent security breaches or disclosure of non-public information, we may suffer financial and reputational damage, litigation or remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers, or suppliers.

We operate in a highly competitive industry, and some of our competitors and potential competitors have greater resources than we do.

Our products are sold in highly competitive markets throughout the world. We compete with several large national and international companies that offer a broad range of equipment and replacement parts that compete with our products, as well as with numerous small, privately-held manufacturers and suppliers of a limited number of products mainly on a regional basis. Some of our competitors are significantly larger than we are and have substantially greater financial and other resources at their disposal. We believe that we are able to compete successfully in our markets by, to some extent, avoiding direct competition with significantly larger potential competitors. There can be no assurance that our competitors will not substantially increase the resources devoted to the development and marketing of products competitive with our products or that new competitors with greater resources will not enter our markets. Any failure to effectively compete could have an adverse effect on our business, results of operations and financial condition.

We operate and source internationally, which exposes us to the political, economic and other risks of doing business abroad.

We have operations in a number of countries outside of the United States and we source raw materials and components globally. Our international operations are subject to the risks normally associated with conducting business in foreign countries, including but not limited to the following:

•	limitations on ownership and on repatriation of earnings;

•	import and export restrictions, tariffs and quotas;

•	additional expenses relating to the difficulties and costs of staffing and managing international operations;

•	labor disputes and uncertain political and economic environments and the impact of foreign business cycles;

•	changes in laws or policies;

•	delays in obtaining or the inability to obtain necessary governmental permits;

•	potentially adverse consequences resulting from the applicability of foreign tax laws;

•	cultural differences;

•	increased expenses due to inflation;

•	weak economic conditions in foreign markets where our subsidiaries distribute their products;

•	changes in currency exchange rates;

•	disruptions in transportation and port authorities; and

•	regulations involving international freight shipments.

Our international operations may also be adversely affected by laws and policies of the United States and the other countries in which we operate affecting foreign trade, investment and taxation.

In addition, political developments and governmental regulations and policies in the countries in which we operate directly affect the demand for our products. For example, decreases or delays in farm subsidies to our agricultural customers, or changes in environmental policies aimed at limiting mowing activities, could adversely affect our business, results of operations and financial condition.

Our acquisition strategy may not be successful, which may adversely affect our business, results of operations and financial condition.

We intend to grow internally and through the acquisition of businesses and assets that will complement our current businesses. To date, a material portion of our growth has come through acquisitions. We cannot be certain that we will be able to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Competition for acquisition opportunities may also increase our costs of making acquisitions or prevent us from making certain acquisitions. These and other acquisition-related factors may adversely impact our business, results of operations and financial condition.

We may be unable to complete or integrate existing or future acquisitions effectively, and businesses we have acquired, or may acquire in the future, may not perform as expected.

Acquisitions are an important part of our growth strategy. We have completed a number of acquisitions over the past several years. We recently consummated three acquisitions in 2014, our acquisition of Fieldquip in Australia in April 2014, our acquisition of Kellands in the U.K. also in April 2014, and our acquisition of Specialized Industries business units in the U.S. in May 2014. We expect to consider opportunities and make additional acquisitions in the future, but we may not find suitable acquisition targets or not be able to consummate desired acquisitions due to among other things, unfavorable credit markets or other risks, which could harm our operating results. We may not be successful in integrating acquired businesses into our existing operations and achieving projected synergies. Acquisitions can be difficult, time-consuming, and pose a number of risks, including:

•	potential negative impact on our earnings per share;

•	we may incur substantial costs, delays or other operational or financial challenges in integrating acquired businesses, including integrating each company’s accounting, information technology, human resource and other administrative systems to permit effective management;

•	we may be unable to achieve expected cost reductions, to take advantage of cross-selling opportunities, or to eliminate redundant operations, facilities and systems;

•	failure of acquired products to achieve projected sales;

•	we may need to implement or improve controls, procedures and policies appropriate for a public company;

•	acquisitions may divert our management’s attention from the operation of our existing businesses;

•	potential downward pressure on operating margins due to lower operating margins of acquired businesses, increased headcount costs and other expenses associated with adding and supporting new products;

•	we may not be able to retain key personnel of acquired businesses;

•	potential negative impact on our relationships with customers, distributors and vendors;

•	there may be cultural challenges associated with integrating management and employees from the acquired businesses into our organization; and

•	we may encounter unanticipated events, circumstances or legal liabilities.

Our integration of acquired businesses requires significant efforts from the management of each entity, including coordinating existing business plans and research and development efforts. Integrating operations may distract management’s attention from the day-to-day operation of the combined companies. Ultimately, our attempts to integrate the operations, technology and personnel of acquired businesses may not be successful. If we are unable to successfully integrate acquired businesses, our future results may be negatively impacted.

In addition, we may be adversely affected if businesses that we have acquired, or that we acquire in the future, do not perform as expected. An acquired business could perform below our expectations for a number of reasons, including legislative or regulatory changes that affect the areas in which the acquired business specializes, the loss of customers and dealers, general economic factors that directly affect the acquired business, and the cultural incompatibility of its management team. Any or all of these reasons could adversely affect our business, results of operation and financial condition.

The agricultural industry and the mowing and infrastructure maintenance industry are seasonal and are affected by the weather, and seasonal fluctuations may cause our results of operations and working capital to fluctuate from quarter to quarter.

In general, agricultural and governmental end-users typically purchase new equipment during the first and second calendar quarters. Other products such as street sweepers, excavators, snow blowers, front-end loaders and pothole patchers have different seasonal patterns, as do replacement parts in general. In attempting to achieve efficient utilization of manpower and facilities throughout the year, we estimate seasonal demand months in advance and manufacturing capacity is scheduled in anticipation of such demand. We utilize an annual plan updated quarterly sales forecast provided by our marketing divisions and order backlog in order to develop a production plan for our manufacturing facilities. In addition, many of our marketing departments attempt to equalize demand for their products throughout the calendar year by offering seasonal sales programs which may provide additional incentives, including discounts and extended payment terms, on equipment that is ordered during off¬season periods. Because we spread our production and wholesale shipments throughout the year to take into account the factors described above, sales in any given period may not reflect the timing of dealer orders and retail demand.

Weather conditions and general economic conditions may affect the timing of purchases and actual industry conditions might differ from our forecasts. Consequently, sudden or significant declines in industry demand could adversely affect our working capital or results of operations.

If we do not retain key personnel and attract and retain other highly skilled employees, our business may suffer.

Our continued success will depend on, among other things, the efforts and skills of our executive officers, including our president and chief executive officer, and our ability to attract and retain additional highly qualified managerial, technical, manufacturing, and sales and marketing personnel. We do not maintain “key man” life insurance for any of our employees, and all of our senior management are employed at will. We cannot assure you that we will be able to attract and hire suitable replacements for any of our key employees. We believe the loss of a key executive officer or other key employee could have an adverse effect on our business, results of operations and financial condition.

We are subject on an ongoing basis to the risk of product liability claims and other litigation arising in the ordinary course of business.

Like other manufacturers, we are subject to various claims, including product liability claims, arising in the ordinary course of business, and we are a party to various legal proceedings that constitute routine litigation incidental to our business. We may be exposed to product liability claims in the event that the use of our products results, or is alleged to result, in bodily injury, property damage, or both. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend the Company against such claims. While we currently have product liability insurance, we cannot assure you that our product liability insurance coverage will be adequate for any liabilities that may ultimately be incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage or a requirement to participate in a product recall may have a materially adverse effect on our business.

We are subject to environmental, health and safety and employment laws and regulations and related compliance expenditures and liabilities.

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company’s facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company’s manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company voluntarily worked with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company’s environmental liability reserve balance. We requested a “no further action” classification from the state. We received a conditional “no further action” letter in January of 2009. When we demonstrate stable or improving conditions below residential standards for a certain period of time by monitoring existing wells, we will request an unconditional “no further action” letter.

The Company knows that Bush Hog’s main manufacturing property in Selma, Alabama was contaminated with chlorinated volatile organic compounds which most likely resulted from painting and cleaning operations during the 1960s and 1970s. The contaminated areas were primarily in the location of underground storage tanks and underneath the former waste storage area. Under the Asset Purchase Agreement, Bush Hog’s prior owner agreed to and has removed the underground storage tanks at its cost and has remediated the identified contamination in accordance with the regulations of the Alabama Department of Environmental Management. An environmental consulting firm was retained by the prior owner to administer the cleanup and monitor the site on an ongoing basis until the remediation program is complete and approved by the applicable authorities.

Certain properties of the Company contain asbestos that may have to be remediated over time and it could result in additional expense to the Company.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company’s contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts, and equipment repurchase requirements.

Increasingly stringent engine emission regulations could impact our ability to sell certain of our products into the market and appropriately price certain of our products, which could negatively affect our competitive position and financial results.

The EPA adopted increasingly stringent engine emission regulations, including Tier 4 emission requirements applicable to diesel engines in specified horsepower ranges that are used in some of our products. Beginning January 1, 2013, such requirements expanded to additional horsepower categories and, accordingly, apply to more of our products. Although we have developed plans to achieve substantial compliance with Tier 4 diesel engine emission requirements, these plans are subject to many variables including, among others, the ability of our suppliers to provide compliant and suitable engines on a timely basis or our ability to meet our production schedule. If we are unable to successfully execute such plans, our ability to sell our products into the market may be inhibited, which could adversely affect our competitive position and financial results. To the extent in which we are able to implement price increases to fully or partially offset higher engine costs as well as related research, development, engineering, and other expenses to design Tier 4 diesel engine compliant products and our competitors may implement different strategies with respect to compliance with Tier 4 diesel engine emission requirements, we may experience lower market demand for our products that may, ultimately, adversely affect our profit margins, net sales, and overall financial results. Additionally, as customers’ buying patterns change to purchase our products in advance of price increases on compliant products, we have and may continue to experience abnormal fluctuation in sales and our financial results of any one period may not be representative of expected financial results in subsequent periods. If our competitors implement different strategies with respect to compliance with Tier 4 requirements that, either in the short term or over the long term, enable them to limit price increases, introduce product modifications that gain widespread market acceptance, or otherwise changing customer preferences and buying patterns in ways that we do not currently anticipate, we may experience lower market demand for our products that may, ultimately, adversely affect our net sales, profit margins, and overall financial results. There similar types of legislation either existing, proposed or in the process of being implemented in other jurisdictions in which we operate which could similarly affect the our net sales, profit margins, and overall financial results now or in the future.

If we are unable to comply with the terms of our credit arrangements, especially the financial covenants, our credit arrangements could be terminated.

We cannot assure you that we will be able to comply with all of the terms of our credit arrangements, especially the financial covenants. Our ability to comply with such terms depends on the success of our business and our operating results. Various risks, uncertainties, and events beyond our control could affect our ability to comply with the terms of our credit arrangements. If we were out of compliance with any covenant required by our credit arrangements following any applicable cure periods, the banks could terminate their commitments unless we could negotiate a covenant waiver. The banks could condition such waiver on amendments to the terms of our credit arrangements that may be unfavorable to us, including, a potential increase to the interest rate we currently pay on outstanding debt under our credit arrangements could increase, which could adversely affect our operating results.

Fluctuations in currency exchange rates may adversely affect our financial results.

Our earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominantly in European countries, Canada and Australia, as a result of the sale of our products in international markets. While we do hedge against such fluctuations to an extent (primarily in the U.K. market), we cannot assure you that we will be able to effectively manage these risks. Significant long-term fluctuations in relative currency values, such as a devaluation of the Euro against the U.S. dollar, could have an adverse effect on our future results of operations or financial condition.

Risks Related to Investing in Our Common Stock

Because the price of our common stock may fluctuate significantly and its trading volume has generally been low, it may be difficult for you to resell our common stock when desired or at attractive prices.

The trading price of our common stock has and may continue to fluctuate. The closing prices of our common stock on the New York Stock Exchange during 2014 ranged from $60.00 to $41.00 (thru September 30, 2014) per share, and during 2013 from $60.69 to $33.89 per share. Our stock price may fluctuate in response to the risk factors set forth herein and to a number of events and factors, such as quarterly variations in operating and financial results, litigation, changes in financial estimates and recommendations by securities analysts, the operating and stock performance of other companies that investors may deem comparable to us, news reports relating to us or trends in our industry or general economic conditions. Furthermore, the trading volume of our common stock has generally been low, which may increase the volatility of the market price for our stock. The stock price volatility and low trading volume may make it difficult for you to resell your shares of our common stock when desired or at attractive prices.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may issue shares of our previously authorized and unissued securities which will result in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 20,000,000 shares of common stock. On October 31, 2014, 11,310,693 shares of our common stock were issued and outstanding, and there were outstanding options and restricted stock awards totaling an additional 446,743 shares of our common stock. We also have additional shares available for grant under our 2005 Incentive Stock

Option Plan and our 2009 Equity Incentive Plan. Additional stock option or other compensation plans or amendments to existing plans for employees and directors may be adopted. Issuance of these shares of common stock may dilute the ownership interests of our then existing stockholders. We may also issue additional shares of our common stock in connection with the hiring of personnel, future acquisitions, such as the 1,700,000 shares issued as consideration for the acquisition of Bush Hog in 2009, future private placements of our securities for capital raising purposes or for other business purposes. This would further dilute the interests of our existing stockholders.

There is no assurance that we will continue declaring dividends or have the available cash to make dividend payments.

On January 2, 2013, the Board of Directors of the Company increased its quarterly dividend from $.06 per share to $.07 per share. Although we have paid a cash dividend in each quarter since becoming a public company in 1993, there can be no assurance that we will continue to declare dividends or that funds will continue to be available for this purpose in the future. The declaration and payment of dividends are restricted by the terms of our amended and restated revolving credit agreement, are subject to the discretion of our Board of Directors, are not cumulative, and will depend upon our profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by our Board of Directors.

Provisions of our corporate documents may have anti-takeover effects that could prevent a change in control.

Provisions of our charter, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include supermajority voting requirements, prohibiting the stockholder from calling stockholder meetings, removal of directors for cause only and prohibiting shareholder actions by written consent. Our Certificate of Incorporation and By-laws state that any amendment to certain provisions, including those provisions regarding the removal of directors and limitations on action by written consent discussed above, be approved by the holders of at least two-thirds of our common stock. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater shareholder for a period of three years from the date such person acquired such status unless certain board or shareholder approvals were obtained.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. If we or our existing stockholders sell substantial amounts of our common stock in the public market, or if there is a perception that these sales may occur, the market price of our common stock could decline.

Certain stockholders own a significant amount of our common stock, and their interests may conflict with those of our other stockholders.

As of October 31, 2014, Capital Southwest Corporation, and its subsidiary Capital Southwest Venture Corporation, beneficially owned approximately 18% of our outstanding common stock. Subsequent to this offering, they will beneficially own approximately 2.3% of our outstanding common stock if the underwriters do not exercise their option to purchase additional shares or less than one percent of our outstanding common stock if the underwriters exercise their option in full to purchase additional shares. Four other investors (Bgear LLC, Henry Crown and Company, Royce & Associates, LLC, and Dimensional Fund Advisors LP) beneficially own approximately 33% of our outstanding common stock. As a result, our major stockholders combined could be able to significantly influence the direction of the Company, the election of our Board of Directors and the outcome of any other matter requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets, and together with other beneficially owned investors, to prevent or cause a change in control of the Company. Also, pursuant to contractual obligation, Duroc LLC, an affiliate of Bgear LLC and Henry Crown and Company, was entitled to certain rights with respect to the registration of the common stock owned by them under the Securities Act. Pursuant to such registration rights, on March 12, 2012 we filed a registration statement related to the common stock owned by such entities and such registration statement was declared effective by the SEC. The interests of our major stockholders may conflict with the interests of our other stockholders.

FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, forward-looking statements may be made orally or in press releases, conferences, reports or otherwise, in the future by or on behalf of the Company.

Statements that are not historical are forward-looking. When used by us or on our behalf, the words “expect,” “will,” “estimate,” “believe,” “intend,” “would,” “could,” “should,” “anticipate,” “project,” “forecast,” “plan,” “may” and similar expressions generally identify forward-looking statements made by us or on our behalf. Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the Company and the markets we serve. Certain particular risks and uncertainties that continually face us include the following:

•	changes in market conditions;

•	increased competition;

•	decreases in the prices of agricultural commodities, which could affect our customers’ income levels;

•	budget constraints or income shortfalls, which could affect the purchases of our equipment by governmental customers;

•	credit availability for both the Company and its customers, adverse weather conditions such as droughts, floods, snowstorms, etc., which can affect buying patterns of the Company’s customers and related contractors;

•	the price and availability of critical raw materials, particularly steel and steel products;

•	energy cost;

•	increased cost of new governmental regulations;

•	the potential effects on the buying habits of our customers due to animal disease outbreaks such as mad cow and other epidemics;

•	the Company’s ability to develop and manufacture new and existing products profitably;

•	market acceptance of new and existing products;

•	the Company’s ability to maintain good relations with its employees; and

•	the ability to hire and retain quality employees.

In addition, we are subject to risks and uncertainties facing the industry in general, including the following:

•	including changes in business and political conditions and the economy in general in both domestic and international markets;

•	weather conditions affecting demand;

•	slower growth in the Company’s markets;

•	financial market changes including increases in interest rates and fluctuations in foreign exchange rates;

•	actions of competitors;

•	the inability of the Company’s suppliers, customers, creditors, public utility providers and financial service organizations to deliver or provide their products or services to the Company;

•	seasonal factors in the Company’s industry;

•	litigation;

•	government actions including budget levels, regulations and legislation, primarily relating to the environment, commerce, infrastructure spending, health and safety; and

•	availability of materials.

We wish to caution you not to place undue reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described in this prospectus supplement, the accompanying prospectus or in any of the documents that are incorporated by reference herein or therein as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us and our businesses, including factors that could potentially materially affect our financial results, may emerge from time to time. It is not possible for management to predict all risk factors or to assess the impact of such risk factors on the Company’s businesses.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from this offering, including any proceeds from the sale of shares by the selling stockholders pursuant to an exercise by the underwriters of their option to purchase additional shares.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE under the symbol “ALG.” The following table sets forth, for each of the periods listed, the high and low sales prices per share of our common stock, as reported by the NYSE.

Quarter Ended	High	Low
December 31, 2014 (through November 7, 2014)	$52.13	$37.93
September 30, 2014	$55.84	$40.75
June 30, 2014	$57.86	$49.50
March 31, 2014	$60.65	$45.87

December 31, 2013	$61.27	$45.51
September 30, 2013	$49.45	$40.48
June 30, 2013	$44.13	$37.39
March 31, 2013	$40.64	$33.12

December 31, 2012	$34.63	$29.66
September 30, 2012	$34.00	$27.07
June 30, 2012	$34.23	$29.40
March 31, 2012	$30.93	$25.51

On November 7, 2014, the last reported sale price of our common stock on the NYSE was $48.50 per share.

DIVIDEND POLICY

We have paid quarterly dividends of $0.06 from the third quarter of 1999 to and including the fourth quarter of 2012. On January 2, 2013, the Board of Directors of the Company increased its quarterly dividend from $0.06 per share to $0.07 per share. Our last quarterly dividend $0.07 per share was paid on October 30, 2014 to shareholders of record as of October 16, 2014. We expect to continue our policy of paying regular cash dividends, but only if and to the extent dividends are declared by our Board of Directors and permitted by applicable law and by the terms of our amended and restated revolving credit facility. The declaration and payment of dividends are not cumulative and will depend upon our future earnings, capital requirements, financial condition, future prospects, and other factors deemed relevant by our Board of Directors, and is restricted by the terms of our amended and restated revolving credit facility. Dividend payments are not guaranteed, and our Board of Directors may decide, in its absolute discretion, not to pay dividends.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information. You should read the selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in this prospectus supplement or otherwise incorporated herein by reference. Our selected consolidated financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from our audited financial statements incorporated by reference in this prospectus supplement. Our selected consolidated financial data as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 has been derived from our audited financial statements not otherwise included or incorporated by reference in this prospectus supplement. Our unaudited consolidated financial data as of and for the nine months ended September 30, 2013 and 2014 has been derived from our unaudited financial statements included in this prospectus supplement. Our historical results are not necessarily indicative of results for any future period. In addition, results for the nine-month period ended September 30, 2014 may not be indicative of the results that may be expected for the full fiscal year.

	Nine Months Ended September 30, (1)		Fiscal Year Ended December 31, (1)
(in thousands, except per share amounts)	2014	2013	2013	2012	2011	2010	2009
Operations:
Net sales by division:
North American
Industrial	$308,348	$218,863	$296,617	$263,353	$229,594	$192,379	$173,905
Agricultural	160,144	168,048	215,340	200,467	203,993	173,464	92,415
European	142,286	124,320	164,879	164,582	170,006	158,697	180,167

Total net sales	$610,778	$511,231	$676,836	$628,402	$603,593	$524,540	$446,487
Gross profit	140,856	122,159	158,510	143,512	135,085	116,914	94,561
Income from operations	46,953	42,626	50,737	45,349	49,456	30,873	34,534
Income before income taxes	45,358	43,048	51,388	43,446	48,129	29,032	31,106
Net income	$29,800	$30,070	$36,094	$28,903	$32,687	$21,117	$18,633
Net income as percent of sales	4.9%	5.9%	5.3%	4.6%	5.4%	4.0%	4.2%
Earnings per share:
Basic	$2.47	$2.50	$3.00	$2.43	$2.76	$1.79	$1.80
Diluted	2.43	2.47	2.96	2.40	2.73	1.78	1.80
Dividends per share	$0.21	$0.21	$0.28	$0.24	$0.24	$0.24	$0.24
Average common shares:
Basic	12,077	12,040	12,050	11,899	11,848	11,782	10,330
Diluted	12,251	12,196	12,212	12,058	11,966	11,893	10,363

(1)	Includes the results of operations of companies acquired from the effective dates of acquisitions.

	September 30,		December 31,
Financial Position as of:	2014	2013	2013	2012	2011	2010	2009
Total assets	$654,340	$449,644	$438,476	$404,339	$381,665	$370,983	$379,957
Short-term debt and current maturities	852	499	420	588	1,190	2,319	5,453
Long-term debt, excluding current maturities	190,005	90	8	118	8,621	23,106	44,336
Total stockholders’ equity	$337,464	$340,199	$350,465	$310,286	$277,276	$253,260	$236,919

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial data discussed below reflects our historical results of operations and financial condition and should be read in conjunction with our financial statements and related notes thereto included elsewhere or incorporated by reference in this prospectus supplement. In addition to historical financial data, this discussion includes certain forward-looking statements regarding events and trends that may affect our future results. Such statements are subject to risks and uncertainties that could cause our actual results to differ materially. See “Forward-Looking Information.” For a more complete discussion of the factors that could affect our future results, see “Risk Factors.”

The following tables set forth, for the periods indicated, certain financial data:

	Three Months Ended September 30,		Nine Months Ended September 30,
As a Percent of Net Sales	2014	2013	2014	2013
North American
Industrial	54.0%	41.1%	50.5%	42.8%
Agricultural	24.7%	35.0%	26.2%	32.9%
European	21.3%	23.9%	23.3%	24.3%

Total sales, net	100.0%	100.0%	100.0%	100.0%

Cost Trends and Profit Margin, as Percentages of Net Sales	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Gross margin	23.8%	24.7%	23.1%	23.0%
Income from operations	9.2%	8.8%	7.7%	8.3%
Income before income taxes	8.8%	8.9%	7.4%	8.4%
Net income	5.7%	6.5%	4.9%	5.9%

Overview

For the nine months of 2014, the Company’s net income was approximately 1% lower when compared to the same period in 2013. This was primarily related to soft market conditions in the Agricultural Division which resulted in a 7% decrease in sales excluding the acquisitions of Fieldquip and Superior. Alamo’s Industrial Division saw a 13.0% increase in sales versus 2013 excluding the acquisition of the Specialized business units. This came from improved sales in sweepers, mowing equipment, excavators, vacuum trucks and snow equipment products. European sales for the first nine months of 2014 (excluding the acquisition of Kellands) were up 10% compared to the same period in 2013. Improved sales in the U.K. provided most of the improvement as well as favorable exchange rates. Consolidated operating income was down slightly in the first nine months of 2014 excluding the impact of the acquisitions and related acquisition expenses as increased sales in both the Industrial and European Divisions could not completely offset the decline from the Agricultural Division. Also negatively affecting net income was additional stock option expense from accelerated vesting of options to retirement eligible recipients. The Company’s backlog improved 47% to $162 million during the first nine months of 2014 versus $110 million during the same period in 2013, which should benefit sales through the rest of the year. Excluding the acquisitions of Specialized, Kellands, Fieldquip and Superior, backlog increased by 3%. The increase in the backlog came from the Company’s European and Industrial Divisions. Negatively affecting backlogs were lower new orders in the Agricultural Division.

The Company believes that its markets for the remainder of 2014 will be steady but they could be negatively affected by a variety of factors such as a continued weakness in the overall economy, sovereign debt issues, credit availability, increased levels of government regulations; changes in farm incomes due to commodity prices or governmental aid programs; adverse situations that could affect our customers such as animal disease epidemics, weather conditions such as droughts, floods, snowstorms, etc.; budget constraints or revenue shortfalls in governmental entities and changes in our customers’ buying habits due to lack of confidence in the economic outlook.

Results of Operations

Three Months Ended September 30, 2014 vs. Three Months Ended September 30, 2013

Net sales for the third quarter of 2014 were $233,175,000, an increase of $58,437,000, or 33.4% compared to $174,738,000 for the third quarter of 2013. The increase was mainly from the acquisitions of the Specialized business units in the amount of $42,099,000, Kellands in the amount of $2,471,000, Fieldquip in the amount of $631,000 and Superior in the amount of $336,000. The Company also experienced improved equipment sales in the Company’s Industrial and European Divisions. In the Industrial Division, sweepers, mowing equipment, excavators, vacuum trucks, and snow removal products all showed sales improvement compared to the third quarter of 2013. Sales of mowing equipment in the Agricultural Division were down during the quarter due to declining crop prices and overall softness in the agricultural market. Excluding the acquisition of Kellands, European sales were up 13.0% as increased sales of UK products and favorable exchange rates were the main contributing factors towards improved sales levels over the third quarter of 2013.

Net North American Industrial sales increased during the third quarter by $54,062,000 or 75.2% to $125,952,000 for 2014 compared to $71,890,000 during the same period in 2013. The increase came primarily from the acquisition of the Specialized business units in the amount of $42,099,000 as well as a 16.6% improvement in sales of mower, sweepers, excavators, vacuum trucks and snow removal equipment.

Net North American Agricultural sales were $57,668,000 in 2014 compared to $61,157,000 for the same period in 2013, a decrease of $3,489,000 or 5.7%. Lower commodity prices and higher farm input costs affected forecasted farm income which has limited farmers’ ability to purchase new equipment. This resulted in increased dealer inventory.

Net European Sales for the third quarter of 2014 were $49,555,000, an increase of $7,864,000 or 18.9% compared to $41,691,000 during the third quarter of 2013. The increase was primarily due to the acquisition of Kellands in the amount of $2,471,000 and sales of all UK products brands McConnel, Spearhead, Bomford and Twose were higher than the third quarter of 2013. Also affecting sales positively in the third quarter of 2014 were favorable changes in currency exchange rates. Sales in France were soft compared to the third quarter of 2013 as the French market remains weak.

Gross profit for the third quarter of 2014 was $55,440,000 (23.8% of net sales) compared to $43,156,000 (24.7% of net sales) during the same period in 2013, an increase of $12,284,000. The increase in margin dollars were mainly due to the acquisitions of the Specialized business units and Kellands in the amount of $10,403,000. Also higher sales volume in the Industrial Division, particularly mowing, excavator, vacuum trucks and sweeping products helped increase gross margins. Negatively affecting both the gross margin and margin percent during the third quarter of 2014 were inefficiencies from lower absorption on reduced sales volumes in the Agricultural Division as well as $1,139,000 in higher cost of goods sold related to the step-up in fair value of inventory in the Specialized business units.

Selling, general and administrative expenses (“SG&A”) were $33,914,000 (14.5% of net sales) during the third quarter of 2014 compared to $27,830,000 (15.9% of net sales) during the same period of 2013, an increase of $6,084,000. The increase in SG&A expenses in 2014 was primarily from the acquisitions of the Specialized business units in the amount of $5,826,000 and Kellands, Fieldquip and Superior in the amount of $743,000.

Interest expense was $1,497,000 for the third quarter of 2014 compared to $319,000 during the same period in 2013, an increase of $1,178,000. The increase in 2014 came from increased borrowings due to the acquisition of the Specialized business units.

Other income (expense), net was $421,000 of income for the third quarter of 2014 compared to $558,000 of income during the same period in 2013. The income in 2014 was the result of changes in exchange rates. The income in 2013 was the result of changes in exchange rates and grants from the U.K. government.

Provision for income taxes was $7,124,000 (34.8%) in the third quarter of 2014 compared to $4,276,000 (27.4%) during the same period in 2013. The increased tax rate in 2014 reflects that Research and Development tax credits have not yet been approved by the U.S. federal government for 2014 as well as the acquisition of the Specialized business units which are located in jurisdictions subject to tax rates above the Company’s average.

The Company’s net income after tax was $13,367,000 or $1.10 per share on a diluted basis for the third quarter of 2014 compared to $11,333,000 or $0.93 per share on a diluted basis for the third quarter of 2013. The increase of $2,034,000 resulted from the factors described above.

Nine Months Ended September 30, 2014 vs. Nine Months Ended September 30, 2013

Net sales for the first nine months of 2014 were $610,778,000, an increase of $99,547,000 or 19.5% compared to $511,231,000 for the first nine months of 2013. The increase was mainly from the acquisitions of the Specialized business units in the amount of $61,076,000, Kellands in the amount of $5,753,000, Superior in the amount of $1,795,000 and Fieldquip in the amount of $1,286,000. Also improved sales in the Company’s North American Industrial Division which was up 13.0% excluding the impact of the acquisition of the Specialized business units was a contributing factor. Agricultural Division sales were down for the first nine months of 2014 from a weak overall agricultural market and the prolonged winter weather conditions in the early part of 2014. Sales in the UK products remained strong. Overall conditions in the European economy remain weak but showed some signs of improvement. Favorable exchange rate changes also had an impact on sales.

Net North American Industrial sales increased during the first nine months by $89,485,000 or 40.9% to $308,348,000 for 2014 compared to $218,863,000 during the same period in 2013. The increase came primarily from the acquisition of the Specialized business units in the amount of $61,076,000. Also, favorably affecting sales were increases from mowing, sweeper, excavator, vacuum trucks and snow equipment product lines.

Net North American Agricultural sales were $160,144,000 in 2014 compared to $168,048,000 for the same period in 2013, a decrease of $7,904,000 or 4.7%. The decrease in sales for the first nine months of 2014 compared to the first nine months of 2013 was from lower commodity prices and higher farm input costs that resulted in softer market conditions in the agricultural market. Also affecting this Division were the prolonged winter weather conditions during the first quarter of 2014.

Net European sales for the first nine months of 2014 were $142,286,000, a increase of $17,966,000 or 14.5% compared to $124,320,000 during the same period of 2013. The increase in 2014 was primarily due to the Kellands acquisition in the amount of $5,753,000 and improved sales in the UK. Also affecting sales favorably were changes in currency exchange rates. The European Division continued to be faced with challenging market conditions and both our governmental and agricultural markets were constrained by Europe’s overall economic uncertainty.

Gross profit for the first nine months of 2014 was $140,856,000 (23.1% of net sales) compared to $122,159,000 (23.9% of net sales) during the same period in 2013, an increase of $18,697,000. The increase in margin dollars was mainly due to the acquisitions of the Specialized business units and Kellands in the amount of $16,202,000, and favorable performance in the Industrial and European Divisions. Negatively affecting both the gross margin and margin percent during the first nine months of 2014 were inefficiencies from lower absorption on reduced sales volumes in the Agricultural Division as well as $1,139,000 in higher cost of goods sold related to the step-up in fair value of inventory in the Specialized business units.

Selling, general and administrative expenses (“SG&A”) were $93,903,000 (15.4% of net sales) during the first nine months of 2014 compared to $79,533,000 (15.6% of net sales) during the same period of 2013, an increase of $14,370,000. The increase in SG&A for the first nine months of 2014 was primarily from the acquisitions of the Specialized business units $8,557,000 and Kellands, Fieldquip and Superior in the amount of $1,588,000. Also there were $1,839,000 of acquisition expenses and $1,015,000 of additional stock option expense related to the accelerated vesting options to retirement eligible recipients. The Company also had increased trades show and advertising expenses, recruiting and relocation expenses and increased costs related to IT projects.

Interest expense was $2,780,000 for the first nine months of 2014 compared to $897,000 during the same period in 2013, a increase of $1,883,000. The increase in 2014 came from increased borrowings due to the acquisition of the Specialized units.

Other income (expense), net was $1,048,000 of income during the first nine months of 2014 compared to $1,190,000 of income in the first nine months of 2013. The income in 2014 was from the gain on the sale of the SMC facility and gains related to foreign exchange rate changes. In 2013 the gain was mainly the result of changes in exchange rates and governmental grants received in the U.K.

Provision for income taxes was $15,558,000 (34.3%) in the first nine months of 2014 compared to $12,978,000 (30.1%) during the same period in 2013. Due to the delay in signing the American Taxpayer Relief Act of 2012 which extended research and development tax credits, the Company was not able to include $350,000 of tax credits in its 2012 financial statements but instead recognized this tax benefit in the first quarter of 2013. The increased tax rate in 2014 reflects that Research and Development tax credits have not yet been approved by the U.S. federal government for 2014. Also negatively affecting our corporate tax rate was the acquisition of the Specialized business units which are located in jurisdictions subject to tax rates above the Company’s average.

The Company’s net income after tax was $29,800,000 or $2.43 per share on a diluted basis for the first nine months of 2014 compared to $30,070,000 or $2.47 per share on a diluted basis for the first nine months of 2013. The decrease of $270,000 resulted from the factors described above.

Liquidity and Capital Resources

In addition to normal operating expenses, the Company has ongoing cash requirements which are necessary to operate the Company’s business, including inventory purchases and capital expenditures. The Company’s inventory and accounts payable levels typically build in the first half of the year and in the fourth quarter in anticipation of the spring and fall selling seasons. Accounts receivable historically build in the first and fourth quarters of each year as a result of fall preseason sales programs and out of season sales, particularly in our Agricultural Division. Preseason sales help level the Company’s production during the off season.

As of September 30, 2014, the Company had working capital of $296,335,000 which represents an increase of $40,003,000 from working capital of $256,332,000 of December 31, 2013. The increase in working capital was primarily from the acquisitions of the Specialized business units, Kellands and Fieldquip.

Capital expenditures were $6,689,000 for the first nine months of 2014, compared to $9,910,000 during the first nine months of 2013. The Company expects to fund future expenditures from operating cash flows or through its revolving credit facility, described below.

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company’s common stock to be funded through working capital and credit facility borrowings. There were no shares purchased in 2013 or through the third quarter of 2014 pursuant to this authorization. The authorization to repurchase up to 1,000,000 shares remains available less 42,600 shares previously repurchased.

On September 24, 2014, the Company was authorized by its Board of Directors to enter into a Share Repurchase Agreement with Capital Southwest Corporation and Capital Southwest Venture Corporation (“Capital Southwest”). Pursuant to the Repurchase Agreement, the Company repurchased 849,690 shares of the Company’s common stock owned by Capital Southwest at a purchase price of $40.255 per share. The closing price of the Company’s common stock on the New York Stock Exchange on September 24, 2014 was $41.50 per share. The Company financed the repurchase through borrowings under its revolving credit facility. The Company completed the closing on September 25, 2014 and subsequently retired all 849,690 shares.

Net cash provided by (used in) financing activities was $153,648,000 and ($1,280,000) during the nine month period ending September 30, 2014 and September 30, 2013, respectively. The Company had $190,000,000 borrowed from its revolving credit facility at September 30, 2014 compared to no borrowings at September 30, 2013. This change was due to the acquisition of the Specialized business units and the repurchase of the shares of common stock from Capital Southwest.

The Company had $34,177,000 in cash and cash equivalents held by its foreign subsidiaries as of September 30, 2014. The majority of these funds are at our UK and Canadian subsidiaries and would not be available for use in the United States without incurring US federal and state tax consequences. The Company plans to use these funds for capital expenditures or acquisitions outside the United States.

Effective May 12, 2014, the Company amended its revolving credit facility and increased its line of credit from $100 million to $250 million to accommodate the acquisition of the Specialized business units and meet the ongoing needs of the combined entities.

The Company maintains a revolving credit facility with certain lenders under its Amended and Restated Revolving Credit Agreement. The aggregate commitments from lenders under such revolving credit facility is $250,000,000 and, subject to certain conditions, the Company has the option to request an increase in aggregate commitments of up to an additional $50,000,000. The revolving credit agreement requires us to maintain various financial covenants including a minimum earnings before interest and tax to interest expense ratio, a maximum leverage ratio and a minimum asset coverage ratio. The agreement also contains various covenants relating to limitations on indebtedness, limitations on investments and acquisitions, limitations on sale of properties and limitations on liens and capital expenditures. The revolving credit agreement also contains other customary covenants, representations and events of defaults. As of September 30, 2014, the Company was in compliance with the covenants under the revolving credit facility. The termination date of the revolving credit facility is May 12, 2019. As of September 30, 2014, $190,000,000 was outstanding under the revolving credit facility. On September 30, 2014, $685,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors’ contracts resulting in $59,315,000 in available borrowings.

Management believes the bank credit facilities and the Company’s ability to internally generate funds from operations should be sufficient to meet the Company’s cash requirements for the foreseeable future. However, the challenges affecting the banking industry and credit markets in general could potentially cause changes to credit availability, which creates a level of uncertainty.

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements. For further information on the critical accounting policies, see Note 1 of our Notes to Consolidated Financial Statements in the Company’s 2013 10-K and Note 2 of these interim condensed consolidated financial statements.

Business Combinations

In the last ten years, we have acquired 14 businesses. The purchase prices of acquired businesses have been allocated to the tangible and intangible assets acquired and liabilities assumed, based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill.

Most of the businesses we have acquired did not have a significant amount of intangible assets. With the 2014 acquisition of Specialized we acquired a significant amount of intangible assets. We identified the following possible identifiable intangible assets in each acquisition: trade name and trademarks, customer and dealer relationships, and patents, technology and drawings. As we complete the analysis of the fair values of certain of the acquired assets in the current year acquisitions, discounted cash flow models will be used, which will be principally based upon internal assumptions. In valuing certain of the acquired intangible assets we will use an excess earnings methodology, which is a form of a discounted cash flow analysis. Tangible assets are typically valued using a replacement or reproduction cost approach, considering factors such as current prices of the same or similar equipment, the age of the equipment and economic obsolescence. In making other assumptions on valuation and useful lives, we considered the unique nature of each acquisition and we would utilized a third-party valuation firm to assist us in the valuation of the acquired intangibles and the resulting allocation of purchase price for all acquisitions. As of September 30, 2014, we had approximately $62,028,000 in intangible assets (net of accumulated amortization) and $71,996,000 in goodwill. Certain estimated values on the business units of the Specialized and other acquisitions are not yet finalized and are subject to change, which could be significant. The Company will finalize the amounts once the necessary information is obtained and the analysis is complete. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition dates.

Allowance for Doubtful Accounts

The Company evaluates its ability to collect accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the agings and changes in current economic conditions.

The Company evaluates all aged receivables that are over 60 days old and reserves specifically on a 90-day basis. The Company’s U.S. operations have Uniform Commercial Code (“UCC”) filings on practically all wholegoods each dealer purchases. This allows the Company in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually Chapter 11), to repossess the customer’s inventory. This also allows Alamo Group to maintain a reserve over its cost which usually represents the margin on the original sales price.

The bad debt reserve balance was $2,841,000 at September 30, 2014 and $2,738,000 at December 31, 2013.

Sales Discounts

At September 30, 2014 the Company had $15,312,000 in reserves for sales discounts compared to $16,724,000 at December 31, 2013 on products shipped to our customers under various promotional programs. The decrease was primarily due to additional discounts taken on the Company’s agricultural products during the pre-season, which runs from August to December of each year and orders are shipped through the second quarter of 2014. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. Historically, between 85% and 95% of the Company’s customers who qualify for each program actually take the discount that is available.

Inventories—Obsolescence and Slow Moving

The Company had $8,419,000 at September 30, 2014 and $8,596,000 at December 31, 2013 in reserve to cover obsolete and slow moving inventory. The decrease in reserve for obsolescence resulted from the Company’s review during its normal course of business. The policy regarding obsolete and slow moving inventory states that the reserve is to be calculated on a basis of: 1) no inventory usage over a three year period and inventory with quantity on hand is deemed obsolete and reserved at 100 percent and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three year supply. There are exceptions to the obsolete and slow moving classifications if approved by an officer of the Company based on specific identification of an item or items that are deemed to be either included or excluded from this classification. In cases where there is no historical data, management makes a judgment based on a specific review of the inventory in question to determine what reserves, if any, are appropriate. New products or parts are generally excluded from the reserve policy until a three year history has been established.

The reserve is reviewed and if necessary, adjustments made, on a quarterly basis. The Company relies on historical information to support its reserve. Once the inventory is written down, the Company does not adjust the reserve balance until the inventory is sold.

Warranty

The Company’s warranty policy is generally to provide its customers warranty for up to one year on all equipment and 90 days for parts.

Warranty reserve, as a percent of sales, is calculated by taking the current twelve months of expenses and prorating that based on twelve months of sales with a six month lag period. The Company’s historical experience is that an end-user takes approximately 90 days to six months from the receipt of the unit to file a warranty claim. A warranty reserve is established for each different marketing group. Reserve balances are evaluated on a quarterly basis and adjustments are made when required.

The current liability warranty reserve balance was $6,345,000 at September 30, 2014 and $4,994,000 at December 31, 2013. The increase was mainly from the acquisitions of the Specialized business units in the amount of $1,114,000 and to a lessor extent increases in our European Division.

Product Liability

At September 30, 2014 the Company had accrued $238,000 in reserves for product liability cases compared to $259,000 at December 31, 2013. The Company accrues primarily on a case by case basis and adjusts the balance quarterly.

The S.I.R. (Self Insurance Retention) for all U.S. products is $100,000 per claim or less. The Company also carries product liability coverage in Europe, Canada and Australia which contain substantially lower S.I.R.’s or deductibles.

Goodwill

We test goodwill for impairment annually, at the reporting unit level, and whenever events or circumstances make it likely that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a reporting unit. We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process. We have an option to make a qualitative assessment of a reporting unit’s goodwill for impairment. If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For reporting units where we perform the two-step process, the first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.

The Company estimates the fair value of its reporting units using a discounted cash flow analysis. This analysis requires the Company to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to an even higher degree of uncertainty. The Company also utilizes market valuation models and other financial ratios, which require the Company to make certain assumptions and estimates regarding the applicability of those models to its assets and businesses. As of September 30, 2014, the Company had $71,996,000 of goodwill, which represents 11% of total assets. The increase was from the acquisitions of Specialized, Kellands and Fieldquip in the amount of $41,403,000. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition dates.

The Company recognized no goodwill impairment in 2013 or for the first nine months of 2014. The Company recognized goodwill impairment at one of its French operations, Faucheux of $656,000 in 2012 and at two of its French operations, SMA and Rousseau of $1,898,000 in 2011. The primary reason for the goodwill impairment in 2012 and 2011 was the general economic downturn that continues to affect the Company’s European operations. This caused the Company to revise its expectations about future revenue, which is a significant factor in the discounted cash flow analysis used to estimate the fair value of the Company’s reporting units. During the 2013 impairment analysis review, we performed a sensitivity analysis for goodwill impairment with respect to each of our reporting units and determined that a hypothetical 15% decline in the fair value of each reporting unit as of December 31, 2013 would not result in an impairment of goodwill for any of the reporting units. During the 2012 impairment analysis review, it was noted that even though the Schwarze and Rivard reporting units’ fair value was above carrying value, it was not materially different. On September 30, 2014, there was approximately $6.9 million and $11.3 million of goodwill related to the Schwarze and Rivard reporting units respectively. These reporting units would be most likely affected by changes in the Company’s assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit’s future growth rates, discount rates, etc.

Management believes that the estimated valuations it arrived at are reasonable and consistent with what other marketplace participants would use in valuing the Company’s components. However, management cannot give any assurance that these market values will not change in the future. For example, if discount rates demanded by the market increase, this could lead to reduced valuations under the income approach. If the Company’s projections are not achieved in the future, this could lead management to reassess their assumptions and lead to reduced valuations under the income approach. If the market price of the Company’s stock decreases, this could cause the Company to reassess the reasonableness of the implied control premium, which might cause management to assume a higher discount rate under the income approach which could lead to reduced valuations. If future similar transactions exhibit lower multiples than those observed in the past, this could lead to reduced valuations under the similar transactions approach. And finally, if there is a general decline in the stock market and particularly in those companies selected as comparable to the Company’s components, this could lead to reduced valuations under the public company market multiple approach. The Company’s annual impairment test is performed during the fourth quarter of each fiscal year. Given the current market conditions and continued economic uncertainty, the fair value of the Company’s components could deteriorate which could result in the need to record impairment charges in future periods. The Company also monitors potential triggering events including changes in the business climate in which it operates, attrition of key personnel, volatility in the capital markets, the Company’s market capitalization compared to its book value, the Company’s recent operating performance, and the Company’s financial projections. The occurrence of one or more triggering events could require additional impairment testing, which could result in future impairment charges. In particular, since the Schwarze and Rivard, reporting units’ carrying value are not materially different from fair value, any changes to the Company’s assumptions could lead to an indicated impairment in step one, requiring the Company to proceed to step two and potentially record an impairment charge.

MANAGEMENT

Certain information is set forth below concerning the executive officers of the Company.

Name	Age	Position
Ronald A. Robinson	62	President and Chief Executive Officer
Dan E. Malone	54	Executive Vice President and Chief Financial Officer
Robert H. George	67	Vice President, Secretary and Treasurer
Richard J. Wehrle	58	Vice President and Controller
Donald C. Duncan	63	Vice President and General Counsel
Geoffrey Davies	66	Vice President, Alamo Group Inc. and Managing Director, Alamo Group (EUR) Ltd., European Division
Richard D. Pummell	68	Vice President, Alamo Group Inc. and Executive Vice President Alamo Group (USA) Inc., Agricultural Division
Jeffery A. Leonard	54	Vice President, Alamo Group Inc. and Executive Vice President Alamo Group (USA) Inc., Industrial Division

Ronald A. Robinson was appointed President, Chief Executive Officer and a director of the Company on July 7, 1999. Mr. Robinson had previously been President of Svedala Industries, Inc., the U.S. subsidiary of Svedala Industries AB of Malmo, Sweden, a leading manufacturer of equipment and systems for the worldwide construction, mineral processing and materials handling industries. Mr. Robinson joined Svedala in 1992 when it acquired Denver Equipment Company of which he was Chairman and Chief Executive Officer.

Dan E. Malone was appointed Executive Vice President, Chief Financial Officer on January 15, 2007. Prior to joining the Company, Mr. Malone held the position of Executive Vice President, Chief Financial Officer & Corporate Secretary at Igloo Products Corporation, a manufacturer of insulated consumer goods, from 2002 to January 2007. Mr. Malone was Vice President and Chief Financial Officer of The York Group, Inc. from 2000 to 2002, and held various financial positions from 1987 to 2000 with Cooper Industries, Inc. and its various subsidiaries.

Robert H. George joined the Company in May 1987 as Vice President and Secretary/Treasurer and has served the Company in various executive capacities since that time. Prior to joining the Company, Mr. George was Senior Vice President of Frost National Bank, a national bank association, from 1978 to 1987.

Richard J. Wehrle has been Vice President and Controller of the Company since May 2001. Prior to his appointment, Mr. Wehrle served in various accounting management capacities within the Company since 1988.

Donald C. Duncan has been General Counsel of the Company since January 2002 and was elected Vice President in February 2003. Prior to joining the Company, Mr. Duncan was counsel for various publicly held companies in Houston, Texas and most recently was Associate General Counsel for EGL, Inc. from 2000 to 2001 and Senior Counsel for Weatherford International Inc. from 1997 to 1999.

Geoffrey Davies, OBE and PhD, has been Managing Director of Alamo Group (EUR) Ltd. since December 1993 and was elected Vice President of the Company in February 2003. From 1988 to 1993, Dr. Davies served McConnel Ltd., a U.K. company acquired by Alamo Group in 1991, in various capacities including serving as its Marketing Director from February 1992 until December 1993.

Richard D. Pummell was elected Vice President of Alamo Group Inc. in November 2009. Mr. Pummell joined the Company in 2005 as Executive Vice President of Alamo Group (USA) Inc. and is in charge of the Agricultural Division. Prior to joining the Company, Mr. Pummell was Vice President for Global Supply and General Manager of Metso Minerals, a supplier of technology and services for mining, constructions, power generation, automation, recycling, and pulp and paper industries.

Jeffery A. Leonard joined Alamo Group in September 2011 as Vice President of Alamo Group Inc. and Executive Vice President of Alamo Group (USA) Inc., in charge of the Industrial Division. Mr. Leonard previously was Senior Vice President of Metso Minerals Industries Inc., a supplier of technology and services for mining, constructions, power generation, automation, recycling, and pulp and paper industries.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the current beneficial ownership of the selling stockholders, the number of shares of our common stock being offered hereby by such selling stockholders and information with respect to shares of common stock to be beneficially owned by the selling stockholders after completion of this offering. The percentages in the following table reflect the shares of common stock beneficially owned by the selling stockholders as a percentage of the total number of shares of our common stock issued and outstanding as of October 31, 2014. As of October 31, 2014, there were 11,310,693 shares of our common stock issued and outstanding.

The amounts and percentages of shares of common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

	Prior to this offering				Assuming the underwriters’ option is not exercised		Assuming the underwriters’ option is exercised in full
	Shares beneficially owned		Shares of common stock being offered	Shares of common stock subject to underwriters’ option	Shares beneficially owned after completion of this offering		Shares beneficially owned after completion of this offering
Name	Number	Percentage	Number	Number	Number	Percentage	Number		Percentage
Capital Southwest Corporation (1)	1,983,314	17.53%	1,722,270	258,340	261,044	2.31%	2,704	(2)		*%

*	Represents less than one percent of total outstanding shares.

(1)	Includes shares owned by Capital Southwest Corporation (173,004 shares), and its subsidiary Capital Southwest Venture Corporation (1,810,310 shares). The board or directors of Capital Southwest Corporation exercise voting and investment power over the shares beneficially owned by Capital Southwest Corporation. The address of Capital Southwest Corporation is 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240.
(2)	Represents shares of restricted stock currently held by Capital Southwest Corporation.

DESCRIPTION OF CAPITAL STOCK

On March 6, 2014, the Board of Directors of the Company approved amendments to the Company’s By-Laws (as amended, the “By-laws”), effective March 6, 2014. As a result of the amendments to the By-laws, certain disclosure under “Description of Capital Stock” in the accompanying prospectus is superseded as follows:

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

Limitations on Calling Special Meetings. The Company’s By-laws provide that special meetings of stockholders may be called only by the Board of Directors or by the Chairman of the Board, the President or the Secretary at the written request of a majority of the Board of Directors. This provision eliminates the stockholders’ ability under Delaware law to call special meetings. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Notice Requirements for Annual Meetings. The Company’s By-laws provide that no business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Company’s proxy materials, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the annual meeting by any stockholder of the Company. The By-laws also provide for, among other things, requirements as to the timing and form of any notice permitted thereunder.

Director Nominations. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Company (A) who is a stockholder of record on (x) the date of the giving of the notice provided for in the By-laws and (y) on the record date for the determination of stockholders entitled to notice of and to vote at such meeting, (B) who is entitled to vote at such meeting and (C) who complies with the notice procedures. The By-laws also provide for, among other things, requirements as to the timing and form of any notice permitted thereunder.

Delaware Forum Selection. The Company’s By-laws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for certain actions relating to the Company. The By-laws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company is deemed to have notice of and consented to the Company’s Delaware Forum Selection provision.

The foregoing description of our capital stock should be read together with “Description of Capital Stock” in the accompanying prospectus and the By-laws, which are incorporated herein by reference.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, as of the date hereof. Those authorities are subject to different interpretations and are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold such shares of our common stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address the alternative minimum tax or other federal taxes (such as gift or estate tax) or foreign, state, or local tax or tax treaty considerations that may be relevant to non-U.S. holders in light of their particular circumstances. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	traders, brokers, or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who acquired shares of our common stock as compensation or otherwise in connection with the performance of services; and

•	persons that will hold shares of our common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock (and such partnership) should consult their own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of shares of our common stock (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or other entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on shares of our common stock (other than certain pro rata distributions of shares of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the shares of our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Shares of Our Common Stock” below.

Dividends paid to a non-U.S. holder of shares of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must (a) furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable substitute or successor form and any applicable attachments) certifying, under penalties of perjury, such non-

U.S. holder’s qualification for the reduced rate and (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on shares of our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable substitute or successor form and any applicable attachments).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

Gain on Sale or Other Disposition of Shares of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of shares of our common stock, unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•	we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for the shares of our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to a U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. If we are or become a USRPHC and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such non-U.S. holder were a resident of the United States (unless an applicable income tax treaty provides otherwise). A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”) will generally impose a withholding tax of 30% on dividends from, and the gross proceeds from a disposition of, shares of our common stock paid to a foreign financial institution, unless such foreign financial institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The U.S. government has entered into intergovernmental agreements with the governments of certain countries that may in certain circumstances modify the foregoing requirements, including, in the case of a “Model 1” intergovernmental agreement, by requiring substantially similar information to be reported to the tax authorities in such country rather than to the

U.S. tax authorities. In addition, FATCA will generally impose a withholding tax of 30% on dividends from, and the gross proceeds from a disposition of, shares of our common stock paid to a non-financial foreign entity unless such non-financial foreign entity provides the withholding agent with certain certifications or information relating to U.S. ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. U.S. Treasury regulations issued under FATCA provide that no withholding tax under FATCA will be imposed with respect to payments of gross proceeds from the disposition of common stock prior to January 1, 2017, however, withholding under FATCA with respect to dividends began on July 1, 2014. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their ownership of shares of our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Evercore Group L.L.C.
Piper Jaffray & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $750,000 and are payable by us.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement to purchase up to 258,340 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Evercore Group, L.L.C. In addition, certain other of our stockholders have agreed not to make such sales or transfers for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange

The shares are listed on the New York Stock Exchange under the symbol “ALG.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, serves as administrative agent under our revolving credit agreement dated August 25, 2004, as amended, among us, the lenders party thereto and Bank of America, N.A., as administrative agent.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as

“relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement and the accompanying prospectus. The shares to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement and the accompanying prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for us by Sidley Austin LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the selling stockholders by Jones Day, Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Alamo Group, Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Specialized Industries LP and its subsidiaries as of and for the years ended December 28, 2013 and December 29, 2012, included in the Company’s Current Report on Form 8-K/A, dated July 25, 2014, have been audited by McGladrey LLP, independent auditor, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, and, as a result, file periodic reports, proxy statements and other information with the SEC. We have filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the shares covered by this prospectus. This prospectus is a part of that registration statement. The registration statement contains additional important information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information that is included in the registration statement. You should refer to the registration statement and its exhibits to read that information.

You may read and copy the registration statement, the related exhibits, the periodic reports we file and the other material we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s address is www.sec.gov.

Our filings are available on our investor relations website at www.alamo-group.com. Information contained in or connected to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Alamo Group Inc.

1627 East Walnut

Seguin, Texas 78155

(830) 379-1480

Attn: VP Administration

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. Any information that we reference this way is considered part of this prospectus.

We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) between the date of this prospectus supplement and the date of the closing of each offering, other than information furnished pursuant to Item 2.02 or 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K, unless expressly stated otherwise in such Current Report on Form 8-K. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

This prospectus supplement incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this prospectus supplement:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 11, 2014;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Our Current Reports on Form 8-K filed with the SEC on February 28, 2014, April 17, 2014, May 9, 2014, May 14, 2014, July 25, 2014, September 25, 2014 and September 26, 2014;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 18, 2014; and

•	The description of our common stock contained or incorporated by reference in our registration statement on Form 8-A, filed with the SEC on July 10, 1995.

Any statement contained herein or incorporated by reference in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

ALAMO GROUP INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Interim Condensed Consolidated Financial Statements (Unaudited)
Interim Condensed Consolidated Balance Sheets	F-2
September 30, 2014 and December 31, 2013
Interim Condensed Consolidated Statements of Income	F-3
Three and Nine Months Ended September 30, 2014 and September 30, 2013
Interim Condensed Consolidated Statements of Comprehensive Income	F-4
Three and Nine Months Ended September 30, 2014 and September 30, 2013
Interim Condensed Consolidated Statement of Stockholders’ Equity	F-5
Nine Months Ended September 30, 2014
Interim Condensed Consolidated Statements of Cash Flows	F-6
Nine Months Ended September 30, 2014 and September 30, 2013
Notes to Interim Condensed Consolidated Financial Statements	F-7

ALAMO GROUP INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share amounts)	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$38,644	$63,960
Accounts receivable, net	178,072	151,396
Inventories	183,797	109,104
Deferred income taxes	6,515	5,741
Prepaid expenses	7,246	5,129
Income tax receivable	—	1,623

Total current assets	414,274	336,953
Rental equipment, net	28,927	—
Property, plant and equipment	173,071	158,376
Less: Accumulated depreciation	(100,655)	(96,472)

	72,416	61,904
Goodwill	71,996	32,073
Intangible assets, net	62,028	5,500
Deferred income taxes	2,936	457
Other assets	1,763	1,589

Total assets	$654,340	$438,476

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$68,701	$45,593
Income taxes payable	3,111	1,126
Accrued liabilities	44,391	33,482
Current maturities of long-term debt and capital lease obligations	852	420
Deferred income tax	884	—

Total current liabilities	117,939	80,621
Long-term debt and capital lease obligations, net of current maturities	190,005	8
Deferred pension liability	1,264	2,538
Other long-term liabilities	3,843	3,494
Deferred income taxes	3,825	1,350
Stockholders’ equity:
Common stock, $.10 par value, 20,000,000 shares authorized; 11,286,650 and 12,113,109 outstanding at September 30, 2014 and December 31, 2013, respectively	1,129	1,211
Additional paid-in-capital	93,097	91,439
Treasury stock, at cost; 42,600 shares at September 30, 2014 and December 31, 2013	(426)	(426)
Retained earnings	248,913	255,203
Accumulated other comprehensive (loss) income, net	(5,249)	3,038

Total stockholders’ equity	337,464	350,465

Total liabilities and stockholders’ equity	$654,340	$438,476

See accompanying notes.

ALAMO GROUP INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2014	2013	2014	2013
Net sales:
North American
Industrial	$125,952	$71,890	$308,348	$218,863
Agricultural	57,668	61,157	160,144	168,048
European	49,555	41,691	142,286	124,320

Total net sales	233,175	174,738	610,778	511,231
Cost of sales	177,735	131,582	469,922	389,072

Gross profit	55,440	43,156	140,856	122,159
Selling, general and administrative expenses	33,914	27,830	93,903	79,533

Income from operations	21,526	15,326	46,953	42,626
Interest expense	(1,497)	(319)	(2,780)	(897)
Interest income	41	44	137	129
Other income, net	421	558	1,048	1,190

Income before income taxes	20,491	15,609	45,358	43,048
Provision for income taxes	7,124	4,276	15,558	12,978

Net Income	$13,367	$11,333	$29,800	$30,070

Net income per common share:
Basic	$1.11	$0.94	$2.47	$2.50

Diluted	$1.10	$0.93	$2.43	$2.47

Average common shares:
Basic	12,050	12,069	12,077	12,040

Diluted	12,206	12,229	12,251	12,196

Dividends declared	$0.07	$0.07	$0.21	$0.21

See accompanying notes.

ALAMO GROUP INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2014	2013	2014	2013
Net Income	$13,367	$11,333	$29,800	$30,070

Other comprehensive (loss) income:
Foreign currency translation adjustment	(11,154)	6,284	(8,549)	(559)
Post Retirement adjustments:
Net gains arising during the period	93	172	262	533

Other comprehensive (loss) income	(11,061)	6,456	(8,287)	(26)

Comprehensive Income	$2,306	$17,789	$21,513	$30,044

See accompanying notes.

ALAMO GROUP INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stock- holders’ Equity
(in thousands)	Shares	Amount
Balance at December 31, 2013	12,071	$1,211	$91,439	$(426)	$255,203	$3,038	$350,465
Net income	—	—	—	—	29,800	—	29,800
Translation adjustment	—	—	—	—	—	(8,549)	(8,549)
Net actuarial gain arising during period, net of taxes	—	—	—	—	—	262	262
Stock-based compensation	—	—	1,801	—	—	—	1,801
Exercise of stock options	23	3	426	—	—	—	429
Repurchased shares (note 4)	—	—	—	(34,204)	—	—	(34,204)
Retirement of shares (note 4)	(850)	(85)	(569)	34,204	(33,550)	—	—
Dividends paid ($.21 per share)	—	—	—	—	(2,540)	—	(2,540)

Balance at September 30, 2014	11,244	$1,129	$93,097	$(426)	$248,913	$(5,249)	$337,464

See accompanying notes.

ALAMO GROUP INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
(in thousands)	2014	2013
Operating Activities
Net income	$29,800	$30,070
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	304	(73)
Depreciation	7,764	6,585
Amortization of intangibles	676	—
Amortization of debt issuance	130	95
Stock-based compensation expense	1,801	1,146
Excess tax benefits from stock-based payment arrangements	(437)	(221)
Provision for deferred income tax (benefit) expense	(2,808)	(983)
Gain on sale of property, plant and equipment	(936)	(253)
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(13,141)	(20,857)
Inventories	(28,423)	(11,818)
Prepaid expenses and other assets	2,752	(1,405)
Trade accounts payable and accrued liabilities	24,307	17,761
Income taxes payable	3,637	(2,195)
Other long-term liabilities	(1,016)	(898)

Net cash provided by operating activities	24,410	16,954

Investing Activities
Acquisitions, net of cash acquired	(196,363)	(1,021)
Purchase of property, plant and equipment	(6,689)	(9,910)
Proceeds from sale of property, plant and equipment	1,064	429

Net cash used in investing activities	(201,988)	(10,502)

Financing Activities
Borrowings on bank revolving credit facility	248,000	—
Repayments on bank revolving credit facility	(58,000)	—
Principal payments on long-term debt and capital leases	(434)	(223)
Proceeds from issuance of debt	780	—
Debt issuance cost	(818)	—
Dividends paid	(2,540)	(2,526)
Proceeds from sale of common stock	427	1,248
Excess tax benefits from stock-based payment arrangements	437	221
Cost of common stock repurchased (note 4)	(34,204)	—

Net cash provided by (used in) financing activities	153,648	(1,280)
Effect of exchange rate changes on cash and cash equivalents	(1,386)	140

Net change in cash and cash equivalents	(25,316)	5,312
Cash and cash equivalents at beginning of the period	63,960	48,291

Cash and cash equivalents at end of the period	$38,644	$53,603

Cash paid during the period for:
Interest	$1,859	$888
Income taxes	14,242	15,550

See accompanying notes.

ALAMO GROUP INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

September 30, 2014

1.  Basis of Financial Statement Presentation

The accompanying unaudited interim condensed consolidated financial statements of Alamo Group Inc. and its subsidiaries (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulations S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. The balance sheet at December 31, 2013 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2013.

The SEC adopted the conflict mineral rules under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act on August 22, 2012. The rules require public companies to disclose information about their use of specific minerals originating from and financing armed groups in the Democratic Republic of the Congo or adjoining countries. The conflict mineral rules cover minerals frequently used to manufacture a wide array of electronic and industrial products including semiconductor devices. The rules do not ban the use of minerals from conflict sources, but require SEC filings and public disclosure covering the calendar year 2014 though the public disclosure provision is being challenged in court. We have determined that we are subject to the rules and are evaluating our supply chain, developed processes to assess the impacts and filed the required document before the May 2014 deadline.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The amendments in the ASU must be applied using either the retrospective or cumulative effect transition method and are effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

2.  Accounting Policies

There have been no changes or additions to our significant accounting policies described in Note 1 to the Consolidated Financial Statements in the Company’s 2013 10-K, with the exception of the following associated with the acquisition of the operating units of Specialized Industries LP (see Note 3):

Rental Equipment

The Company enters into lease agreements with customers related to the rental of certain equipment. All of these leasing agreements are classified as operating leases, and are for periods not to exceed two years. In accounting for these leases, the cost of the equipment purchased or manufactured by the Company is recorded as an asset, and is depreciated over its estimated useful life. Accumulated depreciation relating to the rental equipment was $1,895,000 as of September 30, 2014. The rental income is recognized ratably over the term of the leases.

3.  Acquisitions and Investments

Specialized

On May 13, 2014, the Company acquired all of the operating units of Specialized Industries LP, a portfolio company of ELB Capital Management, LLC. The purchase included the businesses of Super Products LLC, Wausau-Everest LP and Howard P. Fairfield LLC as well as several related entities (“Specialized”), including all brand names and related product names and trademarks (the “Acquisition”) pursuant to the terms of the Membership Interests and Partnership Interests Purchase Agreement dated February 24, 2014 (the “Agreement”). The purchase price consideration was approximately $193 million, on a debt free basis and subject to certain post-closing adjustments.

In connection with the Acquisition on May 13, 2014, Alamo Group amended its revolving credit facility and increased its line of credit from $100 million to $250 million. Alamo Group financed the Acquisition through $190 million of new borrowings under the amended credit facility.

The Acquisition is being accounted for in accordance with ASC Topic 805 Business Combinations (“ASC Topic 805”). Accordingly, the total purchase price has been allocated on a preliminary basis to assets acquired and liabilities assumed in connection with the Acquisition based on their estimated fair values as of the completion of the Acquisition. These allocations reflect various provisional estimates that were available at the time and are subject to change during the measurement period as valuations are finalized.

The primary reason for the Specialized acquisition was to broaden the Company’s existing equipment lines. This acquisition broadens our product offering and enhances our market position both in vacuum trucks and snow removal equipment.

The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed as of the closing date. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company’s judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results of operations. Certain estimated values are not yet finalized and are subject to change, which could be significant. The Company will finalize the amounts once the necessary information is obtained and the analysis is complete. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date. The following are the estimated fair value of the assets acquired and liabilities assumed as of the Acquisition date (in thousands):

Cash	$2,025
Accounts receivable	16,417
Inventory	46,490
Prepaid expenses	3,223
Deferred income tax assets	1,106
Rental equipment	27,923
Property, plant & equipment	12,886
Intangible assets	57,457
Other assets	675
Deferred income tax liabilities	(3,863)
Other liabilities assumed	(10,765)

Net assets assumed	153,574
Goodwill	39,383

Preliminary Purchase Price	$192,957

Under ASC Topic 805-10, acquisition related costs (i.e., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred, but are accounted for as expenses in the periods in which the costs are incurred. The Company incurred $1.8 million of acquisition related costs, which have been recorded in Selling, general and administrative expenses on the interim condensed consolidated statement of income. The Company will incur integration expenses during 2014 and 2015 relating to manufacturing process changes and computer conversion. They are expected to be immaterial.

This allocation resulted in goodwill of approximately $39.4 million, all of which has been assigned to the Company’s Industrial reporting segment. The recognized goodwill is primarily attributable to expected synergies in both the vacuum truck and snow removal product lines. The Company expects to finalize the fair value measurement of acquired assets and assumed liabilities by the end of 2014.

In the period between the Closing Date and September 30, 2014, the Specialized business units generated approximately $61.1 million of net sales and $4.1 million of net income. The Company has included the operating results of Specialized in its interim condensed consolidated financial statements since the Closing Date.

The following table presents the unaudited pro forma combined results of operations of the Company and the acquired business units of Specialized for the three and nine months ended September 30, 2014 and 2013, after giving effect to certain pro forma adjustments including: (i) recognition of the costs related to the step-up in fair value of the Specialized inventory, (ii) amortization of acquired intangible assets, (iii) the impact of certain fair value adjustments such as depreciation on the acquired rental equipment and property, plant and equipment, and (iv) interest expense for historical long-term debt of Specialized that was repaid and interest expense on additional borrowings by the Company to fund the acquisition. The unaudited pro forma statement of income of the Company assuming this transaction occurred at January 1, 2013 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2014	2013	2014	2013
Net Sales	$233,175	$205,071	$658,657	$610,180
Net Income	$13,367	$12,081	$31,224	$31,282
Diluted Earnings per Share	$1.10	$0.99	$2.55	$2.56

The unaudited pro forma financial information is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of the beginning of the periods presented, and should not be taken as being representative of the future consolidated results of operations of the Company.

Other Acquisitions

The Company also completed two smaller acquisitions during the second quarter of 2014. Kellands Agricultural Ltd. was acquired on April 2, 2014 and Fieldquip Australia PTY LTD was acquired on April 7, 2014. Both acquisitions were on a debt free basis and subject to certain post-closing adjustments with total consideration of $6,204,000.

These acquisitions are being accounted for in accordance with ASC Topic 805. Accordingly, the total purchase price has been allocated on a preliminary basis to assets acquired and liabilities assumed based on their estimated fair values as of the completion of the acquisitions. These allocations reflect various provisional estimates that were available at the time and are subject to change during the purchase price allocation period as valuations are finalized.

The primary reason for the Kellands acquisition was to increase the Company’s presence in the manufacturing and distribution of agricultural machinery in the UK. This acquisition broadens our product offering and allows the Company to enter the self-propelled sprayer market.

The primary reason for the Fieldquip acquisition was to broaden the Company’s presence in the manufacturing and distribution of agricultural machinery in Australia.

4.  Shares Repurchased

On September 24, 2014, Alamo Group Inc. entered into a Share Repurchase Agreement with Capital Southwest Corporation and Capital Southwest Venture Corporation (“Capital Southwest”). Pursuant to the Repurchase Agreement, the Company repurchased 849,690 shares of the Company’s common stock owned by Capital Southwest at a purchase price of $40.255 per share . The closing price of the Company’s common stock on the New York Stock Exchange on September 24, 2014 was $41.50 per share. The Company financed the repurchase through borrowings under its revolving credit facility. The Company completed the closing on September 25, 2014 and subsequently retired all 849,690 shares.

The following table reflects the changes in common stock issued and outstanding for the nine months ended September 30, 2014:

(shares)
Balance as of December 31, 2013	12,070,509
Exercise of stock options	23,231
Retirement of shares	(849,690)

Balance as of September 30, 2014	11,244,050

5.  Accounts Receivable

Accounts receivable is shown net of the allowance for doubtful accounts of $2,841,000 and $2,738,000 at September 30, 2014 and December 31, 2013, respectively.

6.  Inventories

Inventories valued at LIFO cost represented 37% and 55% of total inventory at September 30, 2014 and December 31, 2013, respectively. The excess of current cost over LIFO valued inventories was $9,483,000 at September 30, 2014 and December 31, 2013. Inventory obsolescence reserves were $8,419,000 at September 30, 2014 and $8,596,000 at December 31, 2013. The decrease in reserve for obsolescence resulted from the Company’s quarterly review in the normal course of business. The inventory acquired from Specialized, Kellands and Fieldquip were recorded at their preliminary estimated fair value and obsolescence reserves will be recorded prospectively. Net inventories consist of the following:

(in thousands)	September 30, 2014	December 31, 2013
Finished goods	$123,878	$84,548
Work in process	19,512	9,906
Raw materials	40,407	14,650

	$183,797	$109,104

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO must necessarily be based, to some extent, on management’s estimates at each quarter end.

7.  Fair Value Measurements

ASC Subtopic 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. There is a three-tier fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable

When available, the Company uses quoted market prices to determine fair value, and the Company classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves, currency rates, etc. These measurements are classified within Level 3.

Fair value measurements are classified to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable. The Company does not currently have any assets or liabilities recorded at fair value on a recurring basis. Fair value measurements are also used in connection with nonrecurring valuations performed in connection with impairment assessments and acquisition accounting. As we complete the analyses of the fair values of certain of the acquired assets in the current year acquisitions, discounted cash flow models will be used, which will be principally based upon internal assumptions. In valuing certain of the acquired intangible assets we will use an excess earnings methodology, which is a form of a discounted cash flow analysis. Tangible assets are typically valued using a replacement or reproduction cost approach, considering factors such as current prices of the same or similar equipment, the age of the equipment and economic obsolescence. The implied value of goodwill is determined by allocating the acquisition cost to all of the assets and liabilities of the acquired entity, with the residual amount allocated to goodwill. All of our nonrecurring valuations use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy.

8.  Goodwill

The following is the summary of changes to the Company’s Goodwill for the nine months ended September 30, 2014, with estimated amounts for the acquisitions made during the second quarter of 2014:

(in thousands)
Balance at December 31, 2013	$32,073
Goodwill acquired	41,403
Translation adjustments	(1,480)

Balance at September 30, 2014	$71,996

9.  Definite and Indefinite Lived Intangible Assets

The Company has estimated the value of the definite lived assets related to the acquisitions made during the second quarter of 2014. The following is a summary of the Company’s definite and indefinite lived intangible assets net of the accumulated amortization:

(in thousands)	Estimated Useful Lives	September 30, 2014	December 31, 2013
Definite:
Trade names and trademarks	25 years	$16,958	—
Customer and dealer relationships	17 years	33,917	—
Patents and drawings	12 years	5,653	—

Total Definite		56,528	—
Indefinite:
Trade names and trademarks		5,500	5,500

Total Intangible Assets		$62,028	$5,500

As of September 30, 2014, the related accumulated amortization balance was $203,000 for trade names and trademarks, $405,000 for customer and dealer relationships, and $68,000 for Patents and drawings.

10.  Debt

Effective May 12, 2014, the Company amended its revolving credit facility and increased its line of credit from $100 million to $250 million to accommodate the acquisition of Specialized and meet the ongoing needs of the combined entities.

The Company maintains a revolving credit facility with certain lenders under its Amended and Restated Revolving Credit Agreement. The aggregate commitments from lenders under such revolving credit facility is $250,000,000 and, subject to certain conditions, the Company has the option to request an increase in aggregate commitments of up to an additional $50,000,000. The revolving credit agreement requires us to maintain various financial covenants including a minimum EBIT to interest expense ratio, a maximum leverage ratio and a minimum asset coverage ratio. The agreement also contains various covenants relating to limitations on indebtedness, limitations on investments and acquisitions, limitations on sale of properties and limitations on liens and capital expenditures. The revolving credit agreement also contains other customary covenants, representations and events of defaults. As of September 30, 2014, the Company was in compliance with the covenants under the revolving credit facility. The termination date of the revolving credit facility is May 12, 2019. As of September 30, 2014, $190,000,000 was outstanding under the revolving credit facility. On September 30, 2014, $685,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors’ contracts, resulting in $59,315,000 in available borrowings.

(in thousands)	September 30, 2014	December 31, 2013
Current Maturities:
Capital lease obligations	$96	$112
Other notes payable	756	308

	852	420
Long-term debt:
Bank revolving credit facility	190,000	—
Capital lease obligations	—	8
Other notes payable	5	—

	190,005	8

Total debt	$190,857	$428

11.  Common Stock and Dividends

Dividends declared and paid on a per share basis were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Dividends declared	$0.07	$0.07	$0.21	$0.21
Dividends paid	$0.07	$0.07	$0.21	$0.21

On October 2, 2014, the Company announced that its Board of Directors had declared a quarterly cash dividend of $0.07 per share, payable October 30, 2014, to shareholders of record at the close of business on October 16, 2014.

12.  Stock-Based Compensation

The Company has granted options to purchase its common stock and or stock grants to certain employees and directors of the Company and its affiliates under various stock option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term not exceeding ten years and are forfeited in the event the employee or director terminates his or her employment or relationship with the Company or one of its affiliates other than by retirement or death. These options generally vest over five years. All option plans contain anti-dilutive provisions that permit an adjustment of the number of shares of the Company’s common stock represented by each option for any change in capitalization.

The Company’s stock-based compensation expense was $141,000 and $501,000 for the three months ended September 30, 2014 and 2013, respectively and $1,801,000 and $1,146,000 for the nine months ended September 30, 2014 and 2013, respectively. The increase of stock-based compensation expense in 2014 is primarily related to the accelerated vesting of awards to retirement eligible recipients.

Qualified Options

Following is a summary of activity in the Incentive Stock Option Plans for the period indicated:

For nine months ended September 30, 2014	Shares
Outstanding at beginning of year	292,350
Granted	38,250
Exercised	(12,700)
Canceled	(8,300)

Outstanding at September 30, 2014	309,600

Exercisable at September 30, 2014	188,050

Available for grant at September 30, 2014	36,150

Non-qualified Options

Following is a summary of activity in the Non-Qualified Stock Option Plans for the period indicated:

For nine months ended September 30, 2014	Shares
Outstanding at beginning of year	114,700
Granted	29,000
Exercised	(6,600)
Canceled	—

Outstanding at September 30, 2014	137,100

Exercisable at September 30, 2014	76,100

Available for grant at September 30, 2014	258,526

Restricted Stock

Following is a summary of activity in the Restricted Stock for the periods indicated:

For nine months ended September 30, 2014	Shares
Outstanding at beginning of year	10,724
Granted	6,000
Vested	(4,681)
Forfeited or Canceled	—

Outstanding at September 30, 2014	12,043

13.  Earnings Per Share

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net income per common share. Net income for basic and diluted calculations do not differ.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share)	2014	2013	2014	2013
Net Income	$13,367	$11,333	$29,800	$30,070
Average Common Shares:
Basic (weighted-average outstanding shares)	12,050	12,069	12,077	12,040
Dilutive potential common shares from stock options	156	160	174	156

Diluted (weighted-average outstanding shares)	12,206	12,229	12,251	12,196
Basic earnings per share	$1.11	$0.94	$2.47	$2.50
Diluted earnings per share	$1.10	$0.93	$2.43	$2.47

Stock option totaling 66,750 and zero shares for the three months ended September 30, 2014 and 2013, respectively and 22,250 and 15,118 for the nine months ended September 30, 2014 and 2013, respectively, were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive.

14.  Segment Reporting

At September 30, 2014 the following includes a summary of the unaudited financial information by reporting segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2014	2013	2014	2013
Net Sales
Industrial	$125,952	$71,890	$308,348	$218,863
Agricultural	57,668	61,157	160,144	168,048
European	49,555	41,691	142,286	124,320

Consolidated	$233,175	$174,738	$610,778	$511,231

Income from Operations
Industrial	$12,201	$6,489	$28,629	$20,030
Agricultural	4,594	6,250	9,384	16,261
European	4,731	2,587	8,940	6,335

Consolidated	$21,526	$15,326	$46,953	$42,626

(in thousands)	September 30, 2014	December 31, 2013
Goodwill
Industrial	$52,382	$13,176
Agricultural	743	—
European	18,871	18,897

Consolidated	$71,996	$32,073

Total Identifiable Assets
Industrial	$376,852	$161,080
Agricultural	116,361	123,352
European	161,127	154,044

Consolidated	$654,340	$438,476

The 2014 acquisitions are reflected in the above segment reporting. Business units of Specialized are in the Industrial segment, Fieldquip and Superior are in the Agricultural segment and Kellands is in the European segment.

15.  Off-Balance Sheet Arrangements

The Company does not have any obligation under any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is party, that has or is reasonably likely to have a material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

16.  Contingent Matters

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company’s facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company’s manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company voluntarily worked with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company’s environmental liability reserve balance. We requested a “no further action” classification from the state. We received a conditional “no further action” letter in January of 2009. When we demonstrate stable or improving conditions below residential standards for a certain period of time by monitoring existing wells, we will request an unconditional “no further action” letter.

The Company knows that Bush Hog’s main manufacturing property in Selma, Alabama was contaminated with chlorinated volatile organic compounds which most likely resulted from painting and cleaning operations during the 1960s and 1970s. The contaminated areas were primarily in the location of underground storage tanks and underneath the former waste storage area. Bush Hog’s prior owner agreed to and has removed the underground storage tanks at its cost and has remediated the identified contamination in accordance with the regulations of the Alabama Department of Environmental Management. An environmental consulting firm was retained by the prior owner to administer the cleanup and monitor the site on an ongoing basis until the remediation program is complete and approved by the applicable authorities.

In December of 2012, a federal district court jury in Louisiana found that Gradall was unjustly enriched in the amount of $1,000,000 plus interest when it sold several telescopic fire apparatuses after properly terminating what the jury determined to be an enforceable contract with the plaintiff, a fire truck manufacturer. Gradall appealed the decision and reserved the full amount. In September of 2014, the case was overturned by the Fifth Circuit Court of Appeals which found in Gradall’s favor. The plaintiff’s final option would be to appeal to the U.S. Supreme Court.

Alamo Group Inc. and Bush Hog, Inc. were added as defendants in 2013 to ongoing litigation by Deere & Company as plaintiff against Bush Hog, LLC (now Duroc, LLC) and Great Plains Manufacturing Incorporated, in which Deere alleged infringement of a mower-related patent. The jury concluded in December 2013 that not only did the defendants not infringe the patent, but that the patent was invalid as well. The Company expensed $2,100,000 in legal fees related to this lawsuit in 2013. Deere & Company has appealed and is requesting a new trial.

Certain assets of the Company contain asbestos that may have to be remediated over time. The Company believes that any subsequent change in the liability associated with the asbestos removal will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company’s contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts, and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

17.  Retirement Benefit Plans

Defined Benefit Plan

In connection with the February 3, 2006 purchase of all the net assets of the Gradall excavator business, Alamo Group Inc. assumed sponsorship of two Gradall non-contributory defined benefit pension plans, both of which were frozen with respect to both future benefit accruals and future new entrants.

The Gradall Company Hourly Employees’ Pension Plan covers approximately 333 former employees and 125 current employees who (i) were formerly employed by the former parent of Gradall, (ii) were covered by a collective bargaining agreement and (iii) first participated in the plan before April 6, 1997. An amendment ceasing all future benefit accruals was effective April 6, 1997.

The Gradall Company Employees’ Retirement Plan covers approximately 239 former employees and 83 current employees who (i) were formerly employed by the former parent of Gradall, (ii) were not covered by a collective bargaining agreement and (iii) first participated in the plan before December 31, 2004. An amendment ceasing future benefit accruals for certain participants was effective December 31, 2004. A second amendment discontinued all future benefit accruals for all participants effective April 24, 2006.

The following tables present the components of net periodic benefit cost (gains are denoted with parentheses and losses are not):

	Nine Months Ended September 30, 2014
(in thousands)	Hourly Employees’ Pension Plan	Employees’ Retirement Plan	Total
Service cost	$6	$3	$9
Interest cost	315	639	954
Expected return on plan assets	(477)	(885)	(1,362)
Amortization of prior service cost	—	—	—
Amortization of net (gain)/loss	54	45	99

Net periodic benefit cost	$(102)	$(198)	$(300)

	Nine Months Ended September 30, 2013
(in thousands)	Hourly Employees’ Pension Plan	Employees’ Retirement Plan	Total
Service cost	$8	$3	$11
Interest cost	278	570	848
Expected return on plan assets	(412)	(763)	(1,175)
Amortization of prior service cost	—	—	—
Amortization of net (gain)/loss	214	314	528

Net periodic benefit cost	$88	$124	$212

The Company amortizes pension expense evenly over four quarters. Pension income was $100,000 for the three months ended September 30, 2014 and net pension expense for the three months ended September 30, 2013 was $71,000. Pension income for the nine months ended September 30, 2014 was $300,000 and pension expense for the nine month ending September 30, 2013 was $212,000. The Company is required to contribute $1,199,000 to the pension plans for 2014, of which $875,000 has been paid through September 30, 2014.

Supplemental Retirement Plan

The Board of Directors of the Company adopted the Alamo Group Inc. Supplemental Executive Retirement Plan (the “SERP”), effective as of January 3, 2011. The SERP will benefit certain key management or other highly compensated employees of the Company and/or certain subsidiaries who are selected by the Compensation Committee and approved by the Board to participate.

The SERP is intended to provide a benefit from the Company upon retirement, death or disability, or a change in control of the Company. Accordingly, the SERP obligates the Company to pay to a participant a Retirement Benefit (as defined in the SERP) upon the occurrence of certain payment events to the extent a participant has a vested right thereto. A participant’s right to his or her Retirement Benefit becomes vested in the

Company’s contributions upon ten years of Credited Service (as defined in the SERP) or a change in control of the Company. The Retirement Benefit is based on 20% of the final three year average salary of each participant on or after his or her normal retirement age (65 years of age). In the event of the participant’s death or a change in control, the participant’s vested retirement benefit will be paid in a lump sum to the participant or his or her estate, as applicable, within 90 days after the participant’s death or a change in control, as applicable. In the event the participant is entitled to a benefit from the SERP due to disability, retirement or other termination of employment, the benefit will be paid in monthly installments over a period of fifteen years.

The Company records amounts relating to the SERP based on calculations that incorporate various actuarial and other assumptions, including discount rates, rate of compensation increases, retirement dates and life expectancies. The net periodic costs are recognized as employees render the services necessary to earn the SERP benefits.

The net period expense for the three months ended September 30, 2014 and 2013 was $140,000 and $136,000, respectively and $420,000 and $407,000 for the nine months ended September 30, 2014 and 2013, respectively.

18.  Income Taxes

We are subject to U.S. federal income tax and various state, local, and international income taxes in numerous jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenue and expenses in different jurisdictions and the timing of recognizing revenue and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file.

We currently file income tax returns in the U.S., Canada, UK, France and Australia in which we have entities, and are periodically audited by federal, state, and international tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. There are no income tax examinations currently in process.

Although the outcome of future tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions, or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution; such accruals are adjusted to reflect probable outcomes. Our effective tax rate is impacted by earnings being realized in countries which have lower statutory rates.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (Act) was enacted. The Act provides tax relief for businesses by reinstating certain tax benefits retroactively to January 1, 2012. There are several provisions of the Act that impact the Company, most notably the extension of the Research and Development credit. Income tax accounting rules require tax law changes to be recognized in the period of enactment; as such, the associated tax benefits of the Act was recognized in the amount of $350,000 and was reflected in the Company’s provision for income taxes in the first quarter of 2013. Research and Development tax credits have not yet been approved by the U.S. federal government for 2014.

PROSPECTUS

4,532,300 Shares of Common Stock

Alamo Group Inc.

Common Stock

This prospectus relates to the offer and sale from time to time of up to 4,532,300 shares of Alamo Group Inc. common stock by the selling stockholders identified in this prospectus or in supplements to this prospectus. This prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus or any prospectus supplement. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares of our common stock or in negotiated transactions. We are filing the registration statement pursuant to contractual obligations that exist with the selling stockholders.

Our common stock is listed on the NYSE under the symbol “ALG.” On March 28, 2012, the last reported sale price of our common stock on the NYSE was $29.71 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

The date of this prospectus is March 28, 2012.

We have not, and the selling stockholders have not, authorized any person to provide you with any information or to make any representation that is different from, or in addition to, the information and representations contained in this prospectus and any applicable prospectus supplement or in any of the documents that are incorporated by reference herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any applicable prospectus supplement, as well as the information contained in any document incorporated by reference herein or therein, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

The distribution of this prospectus and any applicable prospectus supplement may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus and any applicable prospectus supplement does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

Alamo Industrial®, Terrain King®, Tiger™, Gradall®, VacAll™, Schwarze®, Nite-Hawk™, Henke®, Tenco®, Bush Hog®, Rhino®, Earthmaster®, M&W®, SMC™, Herschel™, Valu-Bilt®, Fuerst®, Schulte®, McConnel®, Bomford®, Spearhead™, Twose™, SMA®, Forges Gorce™, Faucheux™, Rousseau™ and Rivard®, among others, are trademarks of Alamo Group Inc.

i

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders may offer and sell, from time to time, up to 4,532,300 shares of our common stock, in one or more offerings and at prices and on terms that they determine at the time of the offering. This prospectus provides you with a general description of the common stock that the selling stockholders may offer in the future. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” before making an investment decision. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Statements contained or deemed to be incorporated by reference in this prospectus or any prospectus supplement as to the content of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to a document incorporated or deemed to be incorporated by reference in this prospectus or such prospectus supplement, each such statement being qualified in all respects by such reference. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company,” “the registrant” and “Alamo Group” refer to Alamo Group Inc. and its direct and indirect subsidiaries on a consolidated basis, and the terms “selling stockholder” or “selling stockholders” refer to Capital Southwest Venture Corporation, Capital Southwest Corporation or Duroc LLC.

THE COMPANY

We are a global leader in the design and manufacture of high quality agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. Our products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, vacuum trucks, snow removal equipment, pothole patchers, zero turn radius mowers, agricultural implements and related aftermarket parts and services. We emphasize high quality, cost-effective products for our customers and strive to develop and market innovative products while constantly monitoring and seeking to contain our manufacturing and overhead costs. We have a long-standing strategy of supplementing our internal growth through acquisitions of businesses or product lines that currently complement, command, or have the potential to achieve a meaningful share of our niche markets. We have approximately 2,500 employees and operate a total of eighteen plants in North America, Europe and Australia. We sell our products primarily through a network of independent dealers and distributors to governmental end-users, related independent contractors, as well as to the agricultural and commercial turf markets. We operate primarily in the United States, England, France, Canada and Australia.

The predecessor corporation to Alamo Group Inc. was incorporated in the State of Texas in 1969, as a successor to a business that began selling mowing equipment in 1955, and Alamo Group Inc. was reincorporated in the State of Delaware in 1987. Our principal executive office is located at 1627 E. Walnut Street, Seguin, Texas, 78155, and our telephone number is (830) 379-1480. Our website address is www.alamo-group.com. Information on, or accessible through, our website is not a part of this prospectus or any applicable prospectus supplement and is not incorporated by reference in this prospectus or any applicable prospectus supplement.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors contained in our most recent Annual Report on Form 10-K, filed with the SEC and incorporated herein by reference. You should also carefully consider the information set forth under “Risk Factors” in any applicable prospectus supplement and in our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to our most recent Annual Report on Form 10-K, incorporated by reference herein. You should also consider all other information contained in and incorporated by reference in this prospectus or any applicable prospectus supplement before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, financial condition, results of operations and prospects and could result in a complete loss of your investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, forward-looking statements may be made orally or in press releases, conferences, reports or otherwise, in the future by or on behalf of the Company. Statements that are not historical are forward-looking. When used by us or on our behalf, the words “expect,” “will,” “estimate,” “believe,” “intend,” “could,” “should,” “anticipate,” “project,” “forecast,” “plan,” “may” and similar expressions generally identify forward-looking statements made by us or on our behalf. Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the Company and the markets we serve. Certain particular risks and uncertainties that continually face us include the following:

•	budget constraints and revenue shortfalls which could affect the purchases of our type of equipment by governmental customers and related contractors in both domestic and international markets;

•	market acceptance of new and existing products;

•	our ability to maintain good relations with our employees;

•	our ability to hire and retain quality employees;

•	changes in the prices of agricultural commodities, which could affect our customers’ income levels; and

•	impairment in the carrying value of goodwill.

In addition, we are subject to risks and uncertainties facing the industry in general, including the following:

•	impact of tighter credit markets on the Company, its dealers and end-users;

•	changes in business and political conditions and the economy in general in both domestic and international markets;

•	increase in unfunded pension plan liability due to financial market deterioration;

•	price and availability of critical raw materials, particularly steel and steel products;

•	increased competition;

•	our ability to develop and manufacture new and existing products profitably;

•	adverse weather conditions such as droughts, floods, snowstorms, etc., which can affect the buying patterns of our customers and related contractors;

•	increased costs of complying with new regulations;

•	the potential effects on the buying habits of our customers due to animal disease outbreaks;

•	adverse market conditions and credit constraints which could affect our customers and end-users, such as cutbacks on dealer stocking levels;

•	changes in market demand;

•	financial market changes including changes in interest rates and fluctuations in foreign exchange rates;

•	the inability of our suppliers, customers, creditors, public utility providers and financial service organizations to deliver or provide their products or services to us;

•	abnormal seasonal factors in our industry;

•	unforeseen litigation;

•	changes in domestic and foreign governmental policies and laws, including increased levels of government regulation and changes in agricultural policies;

•	government actions, including budget levels, regulations and legislation, relating to the environment, commerce, infrastructure spending, health and safety; and

•	amount of farm subsidies and farm payments.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above and under “Risk Factors” in this prospectus and any applicable prospectus supplement, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us and our businesses, including factors that could potentially materially affect our financial results, may emerge from time to time. It is not possible for management to predict all risk factors or to assess the impact of such risk factors on the Company’s businesses.

MARKET AND INDUSTRY DATA

Certain market and industry data included or incorporated by reference in this prospectus has been obtained from third party sources that we believe to be reliable. We have not independently verified such third party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from any sales of shares of our common stock from time to time by any selling stockholder named in this prospectus or in a prospectus supplement. The proceeds from the offering are solely for the account of the selling stockholders. We have agreed, however, to pay certain expenses relating to the registration of the shares of common stock under applicable securities laws.

DIVIDEND POLICY

We have paid quarterly dividends of $0.06 since the third quarter of 1999. We expect to continue our policy of paying regular cash dividends, but only if and to the extent dividends are declared by our Board of Directors and permitted by applicable law and by the terms of our amended and restated revolving credit facility. The declaration and payment of dividends are not cumulative and will depend upon our future earnings, capital requirements, financial condition, future prospects, and other factors deemed relevant by our Board of Directors, and is restricted by the terms of our amended and restated revolving credit facility. Dividend payments are not guaranteed, and our Board of Directors may decide, in its absolute discretion, not to pay dividends.

SELLING STOCKHOLDERS

The selling stockholders named in the table below may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement the shares to which this prospectus relates. The selling stockholders may sell all, a portion or none of their shares at any time. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

	Beneficial Ownership Prior to Resale Offering (1)		Maximum Number of Shares that May Be Sold Under This Prospectus	Shares Owned After the Completion of the Offering(s) Under This Prospectus
Selling Shareholder	Shares of Common Stock	Percentage of Common Stock		Shares of Common Stock	Percentage of Common Stock
Capital Southwest Corporation (2)	2,832,300	23.85%	2,832,300	0	0%
Duroc LLC (3)	1,700,000	14.32%	1,700,000	0	0%

(1)	Based on 11,874,779 shares of our common stock outstanding as of March 12, 2012, and determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative for any other purpose.

(2)	Includes shares owned by Capital Southwest Corporation (172,300 shares), and its subsidiary Capital Southwest Venture Corporation (2,660,000 shares). Gary L. Martin, one of our directors, serves as Chairman of the Board, President and CEO of both Capital Southwest Corporation and Capital Southwest Venture Corporation. See “Material Relationships with Selling Stockholders.”

(3)	Based on Schedule 13D, dated October 29, 2009, by which Duroc LLC and Henry Crown and Company (“HC&Co”) reported that on October 22, 2009, they had shared voting power over 1,700,000 shares, had sole voting power over none of the shares and had shared dispositive powers over 1,700,000 shares. Duroc LLC and HC&Co have beneficial ownership in 1,700,000 shares as of October 22, 2009.

MATERIAL RELATIONSHIPS WITH SELLING STOCKHOLDERS

Board of Directors

Gary L. Martin, Chairman of the Board, President and CEO of both Capital Southwest Venture Corporation and Capital Southwest Corporation, also serves as a director of the Company. He has shared voting and investment power with respect to the shares of the Common Stock owned by Capital Southwest Venture

Corporation and Capital Southwest Corporation, and he also has in his name 7,200 shares available for exercise under non-qualified stock options.

We entered into an Investor Rights Agreement, dated as of October 22, 2009, or the “Investor Rights Agreement,” with Duroc LLC (formerly known as “Bush Hog, LLC”), pursuant to which Duroc LLC has the right for a period of three years from the date of that agreement to nominate a director to our Board of Directors, or if no nomination is sought, name a non-voting board observer. Duroc LLC has appointed a non-voting board observer who, among other rights and with certain restrictions, is entitled to attend all meetings of our Board of Directors as an observer.

Registration Rights

The shares of common stock offered by the selling stockholders are being registered in accordance with registration rights granted by us to the selling stockholders.

In accordance with agreements entered into by the predecessor of the Company, Capital Southwest Corporation and Capital Southwest Venture Corporation are entitled to certain rights with respect to the registration of the common stock owned by them under the Securities Act. Subject to certain limitations and conditions, the terms of such agreements require that the Company include shares of the Company’s common stock owned by Capital Southwest Corporation and Capital Southwest Venture Corporation at their request in any registration of securities under the Securities Act and provides Capital Southwest with certain rights to require the Company at any time to file a registration statement covering such shares common stock under the Securities Act. Generally, the Company is required to bear the expense of the aforementioned registrations and has agreed to indemnify Capital Southwest Corporation and Capital Southwest Venture Corporation against certain liabilities relating to such registrations. We are filing this registration statement pursuant to these contractual obligations.

In accordance with the Investor Rights Agreement, the Company has granted Duroc LLC certain rights with respect to the registration of the common stock owned by them under the Securities Act. At any time beginning two years following the date of the Investor Rights Agreement, Duroc LLC has certain rights to require the Company at any time, subject to certain limitations, to file a registration statement under the Securities Act covering all or part of the shares of our common stock held by them. Furthermore, if the Company proposes to register any of its securities under the Securities Act, Duroc LLC has the right to request that the Company include in such registration under the Securities Act the shares of common stock owned by Duroc LLC. Pursuant to the Investor Rights Agreement, , the Company is generally required to bear the expense of the registrations and has agreed to indemnify Duroc LLC against certain liabilities relating to such registrations.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, $.10 par value, of which 11,874,779 shares (excluding treasury shares) were issued and outstanding as of March 12, 2012. Such outstanding shares are have been fully paid and are non-assessable. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, to receive dividends out of funds legally available for distribution when and if declared by the Board of Directors, and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation, dissolution or winding-up of the Company. The common stock is not subject to a sinking fund. The holders of common stock do not have cumulative voting rights. Holders of common stock have no conversion, redemption, subscription or preemptive rights and are not subject to further calls or assessments by the Company.

Transfer Agent and Register

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Certain Effects of Authorized but Unissued Stock

The Company has 8,082,621 shares of common stock available for future issuance without stockholder approval under certain circumstances. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock of the Company may be to enable the Board of Directors to issue shares to third parties in order to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

The Company’s Certificate of Incorporation and By-laws contain provisions which may discourage certain types of transactions involving an actual or threatened change of control of the Company. These provisions are designed to make it more difficult to change majority control of the Board of Directors without its consent, and thus to reduce the vulnerability of the Company to an unsolicited takeover proposal or to an unsolicited proposal to restructure or sell all or part of the Company. The Board of Directors believes that these provisions serve to encourage any person intending to attempt such a takeover to negotiate with the Board of Directors, and that the Board of Directors will therefore be better able to protect the interests of the stockholders. These provisions include the following:

Removal of Directors. The Company’s Certificate of Incorporation and By-laws provide that a director may be removed from office only for cause, and the By-laws provide further that such removal may be made only upon the vote of the holders of at least two-thirds of the common stock.

Limitations on Calling Special Meetings. The Company’s By-laws provide that special meetings of stockholders may be called only by the Board of Directors or by the Chairman of the Board, the President or the Secretary at the written request of a majority of the Board of Directors. This provision eliminates the stockholders’ ability under Delaware law to call special meetings.

Stockholder Action. Stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.

Amendments. The Company’s Certificate of Incorporation and By-laws state that any amendment to certain provisions, including those provisions regarding the removal of directors and limitations on action by written consent discussed above, be approved by the holders of at least two-thirds of the common stock. This requirement will prevent a stockholder with only a majority of the common stock from avoiding the requirements of the provisions discussed above by simply repealing such provisions.

Limitation of Director Liability. Our Certificate of Incorporation provides that our directors generally will not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties. These provisions would not limit the liability of a director for breach of the director’s duty of loyalty to us or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, payment of an unlawful dividend or any unlawful stock purchase or redemption as provided under Section 174 of the Delaware General Corporation Law (the “DGCL”), or any transaction from which the director derived an improper benefit.

Indemnification of Directors and Officers. Our Certificate of Incorporation and By-laws also provide that we will indemnify our directors and officers to the full extent permitted by Section 145 of the DGCL (or any other provision of Delaware law that may replace it). We carry liability insurance for our officers and directors and have entered into indemnification agreements with them.

It is possible that these provisions will discourage unsolicited tender offers for the Company’s common stock. This could have the incidental effect of inhibiting certain changes in management and may also prevent temporary fluctuations in the market price of the Company’s shares, which often result from actual or rumored takeover attempts. It is also possible that such provisions could make it more difficult to accomplish a transaction favorable to the interests of stockholders but that is opposed by the Board of Directors.

Delaware Anti-Takeover Law

Under Section 203 of the Delaware General Corporation Law (the “Delaware anti-takeover law”), certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2⁄3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers, asset sales and other transactions resulting in financial benefit to an “interested stockholder.” The term “interested stockholder” is defined generally as those stockholders who beneficially own (or within three years, did own) 15% or more of a Delaware corporation’s voting stock.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of such common stock from time to time after the date of this prospectus. We will not receive any proceeds from the sale of shares of our common stock from time to time by any selling stockholder pursuant to this prospectus or any applicable prospectus supplement. The aggregate proceeds received by the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

The common stock offered by this prospectus may be sold or otherwise distributed from time to time:

•	directly by the selling stockholders;

•	through agents or underwriters;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

•	through a combination of any of these methods of sale.

The distribution of our common stock may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Offers to purchase our common stock may be solicited by agents designated by the selling stockholders from time to time. Any agent involved in the offer or sale of our common stock will be named, and any commissions payable by the selling stockholders to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any selling stockholder or its agent may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

Unless otherwise permitted by law, if shares of our common stock are to be sold pursuant to this prospectus by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, then we must file a prospectus supplement or an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include such pledgee, donee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot determine whether any such selling stockholder will transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

If the selling stockholders offer and sell our common stock through an underwriter or underwriters, we and the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which, along with this prospectus, will be used by the underwriters to make resales of our common stock. If underwriters are used in the sale of any of our common stock in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and the selling stockholders at the time of sale. Our common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of our common stock, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of our common stock the underwriters will be obligated to purchase all such securities if any are purchased.

If any underwriters are involved in the offer and sale of our common stock, they will be permitted to engage in transactions that maintain or otherwise affect the price of the common stock or other securities of ours. These transactions may include over-allotment transactions, purchases to cover short positions created by an underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the common stock in connection with the offering, i.e., if it sells more shares of common stock than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing common stock in the open market. In general, purchases of common stock to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase common stock on the open market to reduce their short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such common stock as part of the offering.

If a selling stockholder offers and sells our common stock through a dealer, such selling stockholder or an underwriter will sell our common stock to the dealer, as principal. The dealer may then resell our common stock to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of our common stock so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

The selling stockholders may solicit offers to purchase our common stock directly, and the selling stockholders may sell our common stock directly to institutional or other investors, who may be deemed to be an underwriter within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

We and the selling stockholders may enter into agreements with agents, underwriters and dealers under which we and the selling stockholders may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement. We have agreed to indemnify the selling stockholders against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute the payments such persons may be required to make in respect thereof.

Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for, us or any of our affiliates or any of the selling stockholders or their respective affiliates in the ordinary course of business.

The selling stockholders may authorize their respective agents or underwriters to solicit offers to purchase our common stock at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of our common stock sold will be made under the contracts and any conditions to each party’s performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters or agents soliciting purchases of our common stock under delayed delivery contracts will also be described in the applicable prospectus supplement.

LEGAL MATTERS

The validity of the shares of our common stock will be passed upon for us by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the effectiveness of the Company’s internal control over financial reporting have been audited by KPMG LLP, independent registered public accounting firm, as stated in their reports dated March 12, 2012, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. Any information that we reference this way is considered part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) between the date of this prospectus and the date of the closing of each offering, other than information furnished pursuant to Item 2.02 or 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K, unless expressly stated otherwise in such Current Report on Form 8-K. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 12, 2012;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 22, 2012; and

•	The description of our common stock contained or incorporated by reference in our registration statement on Form 8-A, filed with the SEC on July 10, 1995.

Any statement contained herein or incorporated by reference in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, and, as a result, file periodic reports, proxy statements and other information with the SEC. We have filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the shares covered by this prospectus. This prospectus is a part of that registration statement. The registration statement contains additional important information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information that is included in the registration statement. You should refer to the registration statement and its exhibits to read that information.

You may read and copy the registration statement, the related exhibits, the periodic reports we file and the other material we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s address is www.sec.gov.

Our filings are available on our investor relations website at www.alamo-group.com. Information contained in or connected to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Alamo Group Inc.

1627 East Walnut

Seguin, Texas 78155

(830) 379-1480

Attn: VP Administration

1,722,270 Shares

Alamo Group Inc.

Common Stock

PROSPECTUS    SUPPLEMENT

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